B-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                          INMC MORTGAGE HOLDINGS, INC.
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                   44977L 100
                                 (CUSIP Number)

                                Sandor E. Samuels
             Managing Director, Legal, General Counsel and Secretary
                       Countrywide Credit Industries, Inc.
                                4500 Park Granada
                               Calabasas, CA 91302
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                  July 1, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . Check the following box if a fee is being paid with this statement . *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.






                              CUSIP NO. 44977L 100

-------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         COUNTRYWIDE CREDIT INDUSTRIES, INC.
         I.R.S. No.  13-264-1992
-------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)
           (b)  X

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3.       SEC USE ONLY


-------------------------------------------------------------------------------

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         00
-------------------------------------------------------------------------------

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------

NUMBER OF                  7.       SOLE VOTING POWER

SHARES                     4,560,860 Shares

BENEFICIALLY               8        SHARED VOTING POWER

OWNED BY                   0

EACH                       9        SOLE DISPOSITIVE POWER

REPORTING                           4,560,860 Shares

PERSON            10       SHARED DISPOSITIVE POWER

WITH                                0



-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,560,860 Shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)




13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.92%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
-------------------------------------------------------------------------------


                            (continued on next page)

Item 1.       Security and Issuer

     This statement on Schedule 13D relates to the common stock (the "Common Stock") of INMC Mortgage Holdings, Inc. (formerly known as CWM Mortgage Holdings, Inc.) ("INMC"). The principal executive offices of INMC are located at 155 North Lake Avenue, Pasadena, California 91101.

Item 2.       Identity and Background
     This statement is filed on behalf of Countrywide Credit Industries, Inc. ("CCR"), a corporation formed under the laws of the State of Delaware. CCR is a holding company that through its subsidiaries is engaged primarily in the mortgage banking business and as such, originates, purchases, sells and services mortgage loans. The principal executive offices of CCR are located at 4500 Park Granada, Calabasas, California 91302. Information concerning the addresses, present principal occupation, and citizenship of the executive officers, directors and controlling persons of CCR is set forth on Exhibit A hereto. During the last five years, neither CCR nor, to the best knowledge of CCR, any executive officer, director or controlling person of CCR, as set forth on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

     As of the date hereof, CCR is the beneficial owner of 4,560,860 shares of Common Stock of INMC ("INMC Common Stock"). On July 1, 1997, CCR acquired from INMC 3,440,860 shares of INMC Common Stock in exchange for all of the issued and outstanding shares of Countrywide Asset Management Corporation ("CAMC"), a Delaware corporation and in connection with the merger of CAMC with and into INMC. The issuance by INMC of 3,440,860 shares of INMC Common Stock to CCR was effected pursuant to the Agreement and Plan of Merger, dated as of January 29, 1997, among INMC, CCR and CAMC (the "Merger Agreement"). CCR used no funds or other consideration to purchase these shares. The remaining 1,120,000 shares of INMC Common Stock beneficially owned by CCR were acquired by CCR in previous transactions. Item 4. Purpose of Transaction

     CCR acquired the above-described shares of INMC Common Stock for investment purposes. Neither CCR nor, to its knowledge, any of its officers, directors or controlling persons, has any current plans or proposals which relate to or would result in: (a) The acquisition by any person of additional securities of INMC or the disposition of securities of INMC;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving INMC or any of its subsidiaries;

(c) A sale of transfer of a material amount of assets of INMC or any of its subsidiaries;

(d) Any change in the present board of directors or management of INMC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of INMC;

(f) Any other material change in INMC's business or corporate structure;

(g) Changes in INMC's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of INMC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of INMC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer

(a) As of the date hereof, CCR is the beneficial owner of 4,560,860 shares of INMC Common Stock, which represents approximately 7.92% of the issued and outstanding shares of INMC Common Stock.1

(b) The following executive officers and directors included on Exhibit A hereto beneficially own the following numbers of shares of INMC Common Stock:

                  Name of Officer or Director                          Number of Shares of INMC
                                                                       Common Stock as of July 1, 1997 (1)

                  David S. Loeb (2)                                    200,800

                  Angelo R. Mozilo (3)                                 340,431

                  Stanford L. Kurland (4)                               20,000

                  Kevin W. Bartlett (5)                                 10,000

                  Thomas H. Boone                                        1,125

                  Sandor E. Samuels(6)                                  17,500

                  Edwin Heller                                             500

                  Robert J. Donato (7)                                 106,900

                  (1) Unless otherwise indicated, the individuals listed have sole voting power and sole investment power with respect to such shares.

                  (2)  Includes options to purchase 200,000 shares of INMC Common Stock, all of which are currently exercisable.

                  (3)      Includes  options to purchase  291,398 shares of INMC
                           Common Stock, all of which are currently exercisable, and 1,000 shares of INMC Common Stock owned by Phyllis Mozilo, the wife of Angelo Mozilo, as to which shares Mr. Mozilo disclaims any beneficial ownership.

                  (4)  Includes options to purchase 20,000 shares of INMC Common Stock, all of which are currently exercisable.

                  (5)  Includes options to purchase 10,000 shares of INMC Common Stock, all of which are currently exercisable.

                  (6)  Includes options to purchase 5,000 shares of INMC Common Stock, all of which are currently exercisable.

                  (7)      Includes  28,000 shares of INMC Common Stock owned by
                           the Joseph and Susan Donato Family Trust, dated as of
                           July 1, 1996, as to which shares Mr. Donato disclaims
                           any  beneficial  ownership  and 4,400  shares of INMC
                           Common  Stock  owned by  Vivian  Donato,  the wife of
                           Robert   Donato,   as  to  which  shares  Mr.  Donato
                           disclaims any beneficial ownership.

              (c) CCR has sole  voting  power  and sole  investment  power  with respect to the INMC Common Stock owned by CCR.

              (d) Angelo R. Mozilo exercised options to purchase 5,693 shares of
                  INMC Common Stock on July 8, 1997, at an exercise price of $17.5625 per share. Except for the foregoing, no transactions in the INMC Common Stock have been effected by CCR or any of its executive officers, directors, and controlling persons during the past 60 days.

              (e) No other  person is known by CCR to have the right to  receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, INMC Common Stock acquired by CCR.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Unless certain conditions are met, CCR is restricted from transferring the INMC Common Stock acquired pursuant to the Merger Agreement for a two-year period and during the twelve-month period thereafter, may only sell up to 50% of such shares. CCR and INMC have entered into a Registration Rights Agreement, dated as of July 1, 1997, pursuant to which INMC has granted to CCR certain registration and special purchase rights with respect to INMC Common Stock. The description of such rights is set forth on pages 30 through 32 of the Proxy Statement, dated May 21, 1997, of CWM Mortgage Holdings, Inc. (File No. 1-08972), incorporated herein by reference. Except as specifically set forth in this Item 6, neither CCR nor any of its executive officers, directors or controlling persons has any contract, arrangement, understanding or relationship with any persons with respect to the INMC Common Stock, including, but not limited to, transfer or voting of the INMC Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to Be Filed as Exhibits The Agreement and Plan of Merger, dated as of January 29, 1997, among INMC, CCR and CAMC, is attached as Exhibit B hereto. The Registration Rights Agreement, dated as of July 1, 1997, between CCR and INMC is attached as Exhibit C hereto. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                       COUNTRYWIDE CREDIT INDUSTRIES, INC.


                            By: /s/ Sandor E. Samuels
                             Name: Sandor E. Samuels
               Title: Managing Director, Legal and General Counsel
                              Dated: July 10, 1997

                                    Exhibit A

                               Executive Officers

Name and Business Address               Citizenship             Present Principal Occupation
David S. Loeb                           United States           Chairman of the Board, President and Controlling
4500 Park Granada                                               Person of CCR
Calabasas, CA 91302

Angelo R. Mozilo                        United States           Vice Chairman of the Board, Executive Vice
4500 Park Granada                                               President and Controlling Person of CCR
Calabasas, CA 91302

Stanford L. Kurland                     United States           Senior Managing Director and Chief Operating
4500 Park Granada                                               Officer of CCR
Calabasas, CA 91302

Kevin W. Bartlett                       United States           Managing Director, Secondary Markets, of CCR
4500 Park Granada
Calabasas, CA 91302

Thomas H. Boone                         United States           Managing Director, Chief Loan Administration
4500 Park Granada                                               Officer, of CCR
Calabasas, CA 91302

Carlos M. Garcia                        United States           Managing Director, Finance, Chief Financial Officer
4500 Park Granada                                               and Chief Accounting Officer of CCR
Calabasas, CA 91302

Marshall M. Gates                       United States           Managing Director, Developing Markets, of CCR
4500 Park Granada
Calabasas, CA 91302

Gregory A. Lumsden                      United States           Managing Director, Originations, of CCR
4500 Park Granada
Calabasas, CA 91302

David Sambol                            United States           Managing Director, Capital Markets, of CCR
4500 Park Granada
Calabasas, CA 91302

Sandor E. Samuels                       United States           Managing Director, Legal, General Counsel and
4500 Park Granada                                               Secretary of CCR
Calabasas, CA 91302

                                    Directors

Name and Business Address               Citizenship             Present Principal Occupation

David S. Loeb                           United States           Chairman of the Board and President of CCR
4500 Park Granada
Calabasas, CA 91302



Angelo R. Mozilo                        United States           Vice Chairman of the Board and Executive Vice
4500 Park Granada                                               President of CCR
Calabasas, CA 91302

Ben M. Enis                             United States           Professor of Marketing
4097 Robin Hill Road                                            University of Southern California
La Canada, CA 91011                                             (education)
                                                                Los Angeles, CA 90089

Edwin Heller                            United States           Attorney - of Counsel
Harbor Road, Harbor Acres                                       Fried, Frank, Harris, Shriver & Jacobson
Sands Point, NY 11050                                           (law firm)
                                                                One New York Plaza
                                                                New York, NY 10004

Robert J. Donato                        United States           President
45 Rockefeller Plaza                                            Freedom Advisors, Inc.
Suite 2000                                                      (investment advising)
New York, NY 10021                                              45 Rockefeller Plaza, Suite 2000
                                                                New York, NY 10021

Harley W. Snyder                        United States           Senior Vice President - Real Estate
1000 E. 80th Place, #700                                        Whiteco Industries, Inc.
Merrillville, IN 46410                                          (outdoor advertising, family entertainment, hotels,
                                                                restaurants, land development and construction)
                                                                1000 E. 80th Place, #700
                                                                Merrillville, IN 46410



                                    Exhibit B

                          Agreement and Plan of Merger

                                    Exhibit C

                          Registration Rights Agreement

                           [INTENTIONALLY LEFT BLANK]

                                    Exhibit B


                          AGREEMENT AND PLAN OF MERGER
                       AMONG CWM MORTGAGE HOLDINGS, INC.,
                    COUNTRYWIDE ASSET MANAGEMENT CORPORATION
                     AND COUNTRYWIDE CREDIT INDUSTRIES, INC.

     This Agreement and Plan of Merger (this "Agreement") dated as of January 29, 1997, is by and among CWM Mortgage Holdings, Inc., a Delaware corporation ("CWM REIT"), Countrywide Asset Management Corporation, a Delaware corporation ("CAMC Advisor"), and Countrywide Credit Industries, Inc., a Delaware corporation ("CCR").
                                   WITNESSETH:
     WHEREAS, the parties hereto wish to merge CAMC Advisor with and into CWM REIT pursuant to Delaware law, with CWM REIT being the surviving entity (the "Merger"); and

     WHEREAS, Section 251 of the General Corporation Law of the State of Delaware, 8 Del.C. (S) 101, et seq. (the "DGCL"), authorizes the merger of a Delawarecorporation with and into another Delaware corporation; and

     WHEREAS, CWM REIT's Certificate of Incorporation and Bylaws permit, and resolutions adopted by a majority of CWM REIT's independent directors and by the CWM REIT Board of Directors authorize, this Agreement and the consummation of the Merger, and as provided herein, this Agreement will be submitted to the stockholders of CWM REIT for approval; and

     WHEREAS, CAMC Advisor's Certificate of Incorporation and Bylaws permit, and resolutions adopted by CAMC Advisor's Board of Directors and CCR (as the sole shareholder of CAMC Advisor), respectively, authorize, this Agreement and the consummation of the Merger; and

     WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties to this Agreement covenant and agree as follows:
                                    ARTICLE 1
                                   DEFINITIONS

     1.1 Terms Defined in this Section. As used in this Agreement, the following terms shall have the respective meanings set forth below:

    "Affiliate": As defined in Rule 12b-2 under the Exchange Act.

    "Agreement": As defined in the preamble.

     "Authorization": Any consent, approval or authorization of, expiration or termination of any waiting period requirement (including pursuant to the HSR
Act) by, or filing, registration, qualification, declaration or designation with, any Governmental Body.

    "Business Combination": As defined in Section 4.1(a).

     "Business Day": means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in The City of New York or in Los Angeles, California.

    "CAMC Advisor": As defined in the preamble.

    "CAMC Advisor Common Stock": CAMC Advisor's common stock, $0.10 par value.

    "CAMC Advisor Disclosure Schedule": As defined in Article 5.

    "CAMC Advisor Financial Statements": As defined in Section 5.11.

    "CAMC Shares": As defined in Section 4.1(a).

    "CCR": As defined in the preamble.

    "CCR DB Plan": As defined in Section 8.15(a).

    "CWM Common Stock": CWM REIT's common stock, par value $.01 per share.

    "CWM REIT": As defined in the preamble.

    "CWM REIT DB Plan": As defined in Section 8.15(a).

     "CWM REIT E&P Committee": A Committee consisting of no more than six employees of, or advisors to, CWM REIT to be designated by the chief operating officer of CWM REIT.

    "CWM REIT 401(k) Plan": As defined in Section 8.15(b).

    "CWM REIT Stockholders Meeting": As defined in Section 8.4.

     "Certificate of Merger": The certificate of merger with respect to the Merger containing the provisions required by, and executed in accordance with, DGCL Section 251.

    "Certificates": As defined in Section 4.l(b).

     "Change of Control": As defined in the CCR 1993 Stock Option Plan, as amended and restated as of March 27, 1996, without reference to any subsequent amendments, modifications or alterations thereof.

    "Closing": The closing of the Merger.

    "Closing Date": The date on which the Closing occurs.

    "Code": As defined in the Recitals.

    "Cooperation Agreement": As defined in Section 9.1(f).

    "DGCL": As defined in the Recitals.

     "Damages": Any loss, liability, damage, Tax, demand, claim, action, judgment or cause of action, assessment, cost, obligation or expense (including, without limitation, interest, penalties, reasonable costs of investigation, defense and prosecution of litigation and reasonable attorneys' and accountants'
fees)  incurred by CWM REIT or CCR, as the case may be, subject in all events to
Section 4.6(f).

    "Dean Witter": Dean Witter Reynolds Inc.

    "Effective Time": As defined in Section 2.3.

    "Estimated Transfer Amount": As defined in Section 8.15(b).

     "Exchange": Each national securities exchange (as defined in Section 12(b) of the Exchange Act) upon which the CWM Common Stock is then listed for trading and/or quotation system on which the CWM Common Stock is then quoted, which on the date of this Agreement is the New York Stock Exchange.

    "Exchange Act": The Securities Exchange Act of 1934, as amended.

     "February 29 Balance Sheet": The audited balance sheet of CAMC Advisor dated February 29, 1996.

     "Governmental Body": Any federal, state,  municipal,  political subdivision
or  other  governmental  department,   commission,   board,  bureau,  agency  or
instrumentality, domestic or foreign.

     "HSR Act": The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    "Indemnified Party": As defined in Section 4.6(c).

    "Indemnifying Party": As defined in Section 4.6(c).

    "Indy Mac": Independent National Mortgage Corporation.

    "Indy Mac Charter Amendment": As defined in Section 8.11(e).

     "Intellectual Property Rights": All intellectual property rights referred to in the letter, dated the date hereof, from CWM REIT to CCR and CAMC Advisor, including patents, patent applications, trademarks, trademark applications and registrations, service marks, service mark applications and registrations, tradenames, tradename applications and registrations, copyrights, copyright applications and registrations, licenses, logos, corporate and partnership names, and customer lists, proprietary processes, formulae, inventions, trade secrets, know-how, development tools and other proprietary rights, and all documentation and media constituting, describing or relating to the above, including, but not limited to, manuals, memoranda, know-how, notebooks, software, records and disclosures.

     "Knowledge": The terms "knowledge" and "aware" and any derivatives thereof when applied to any party to this Agreement shall refer to the knowledge or awareness, as the case may be, which such party or, if applicable, any director or executive officer thereof has, or reasonably should have had, after due inquiry of the other officers and employees of such party; provided, however, for the purposes of determining whether CCR or CAMC Advisor is in breach of any representation or warranty hereunder which is based on the knowledge or awareness of CCR or CAMC Advisor, no such breach shall exist if a director or senior officer of CWM REIT (other than David S. Loeb or Angelo R. Mozilo) has knowledge or awareness of the facts or circumstances which would otherwise constitute such breach; and provided, further for the purposes of determining whether CWM REIT is in breach of any representation or warranty hereunder which is based on the knowledge or awareness of CWM REIT, no such breach shall exist if a director or senior officer of CCR has knowledge or awareness of the facts or circumstances which would otherwise constitute such breach.

     "Management Agreement": The Amended and Extended Management Agreement dated as of June 1, 1996 by and between CWM REIT and CAMC Advisor, as amended by the First Amendment to 1996 Amended and Extended Management Agreement dated as of July 25, 1996, by and between such parties.

     "Material Adverse Effect": As to any Person, a material adverse effect on the business, properties, operations or condition (financial or other) of such Person.
    "Merger": As defined in the Recitals.

    "Merrill Lynch": Merrill Lynch, Pierce, Fenner & Smith Incorporated

     "Person": Any individual or corporation, company, partnership, trust, incorporated or unincorporated association, joint venture or other entity of any kind.
     "Pre-Closing Market Value": The per-share value of the CWM Common Stock based on the average sale price thereof for the 10 Business Days next preceding the Closing Date, using for each such Business Day the last reported sale price on the New York Stock Exchange.

    "Proxy Statement": As defined in Section 8.5.

    "Quarterly Financial Statements": As defined in Section 7.6(c).

     "Registration Rights Agreement": That certain agreement between CCR and CWM REIT to be entered pursuant to and in accordance with Section 9.1(e) hereof. "Savings Participants": As defined in Section 8.15(b).

    "SEC": The Securities and Exchange Commission.

    "SEC Reports": As defined in Section 7.6.

     "Securities   Act":  The  Securities  Act  of  1933,  as  amended.   "Share
Consideration": As defined in Section 4.1(a).

     "Special Committee": The Special Committee of the three independent members of the Board of Directors of CWM REIT, appointed specifically for the purpose of negotiating the terms of any proposed merger with CAMC Advisor and any alternatives to such transaction and to make recommendations to the CWM REIT Board of Directors and stockholders with respect to same.

     "Special Purchase Rights": As defined in the Registration Rights Agreement.

     "Stock": As defined in Section 8.15(b).

     "Subsidiary": As to any Person, any other Person of which at the time of determination the first Person owns or controls directly or indirectly more than 50% of the outstanding common stock; provided, however, that for purposes of this term whenever used in this Agreement, Indy Mac shall be deemed to be a Subsidiary of CWM REIT and not a Subsidiary of CCR.

     "Tax" or "Taxes": All federal, state, local, non-U.S. and other taxes imposed by or on behalf of any Governmental Body, including, without limitation:
(i) net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, real and personal property, gift or windfall profits taxes, (ii) customs or duties and (iii) all other taxes, fees, assessments or charges of any kind whatever, together with any interest and any penalties, additions to tax, supplemental or retroactive assessments or additional amounts with respect thereto.

    "Tax Matter": As defined in Section 8.10(c).

     "Tax Return": Any return, declaration of estimated tax, tax report, customs declaration, claim for refund or information return or statement relating to Taxes, including any amendment thereto.

    "Transfer Amount": As defined in Section 8.15(b).

    "Transferring Employees": As defined in Section 8.15(a).

     1.2 Terms Defined in Section 5.7. Capitalized terms defined in Section 5.7 shall have the respective meanings set forth therein whenever such capitalized terms appear in this Agreement.


                                    ARTICLE 2
                                   THE MERGER

     2.1 The Merger, Surviving Corporation. Subject to the terms and conditions set forth in this Agreement, at the Effective Time CAMC Advisor shall be merged with and into CWM REIT pursuant to Section 251 of the DGCL, and the separate existence of CAMC Advisor shall cease. CWM REIT shall be the surviving corporation in the Merger and shall continue to be governed by the DGCL.

     2.2 Closing. Subject to Article 10 hereof and the fulfillment or waiver of the conditions set forth in Article 9, the Closing shall take place at (i) the offices of Brown & Wood LLP, One World Trade Center, New York, New York, at 10:00 a.m. New York City time, on the second business day following the fulfillment or waiver of the conditions set forth in Article 9 (other than conditions which by their nature are intended to be fulfilled at the Closing) or
(ii) such other place or time or on such other date as CWM REIT and CCR may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article 9.

     2.3 Effective Time. In accordance with Sections 251 and 103 of the DGCL, the Merger shall become effective (the "Effective Time") upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time, not later than five business days thereafter, as may be specified in the Certificate of Merger. For Tax purposes, the parties agree that the Effective Time shall be deemed to occur after the close of business on the date on which the Effective Time occurs, and neither party shall take a position inconsistent therewith, except as may be required by law. All other filings or recordings required by Delaware law in connection with the Merger shall also be made.

     2.4 Effect of the  Merger.  The Merger  shall have the effects set forth in
Section 259 of the DGCL.

                                    ARTICLE 3
                            THE SURVIVING CORPORATION

     3.1 Name. The name of the surviving corporation shall be CWM Mortgage Holdings, Inc. or such other name as may be approved by the stockholders of CWM REIT.

     3.2 Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws of CWM REIT as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of CWM REIT unless and until amended in accordance with their terms and applicable law. A-5

     3.3 Officers and Directors. Except as otherwise contemplated by this Agreement, the officers of CWM REIT immediately prior to the Effective Time shall continue as officers of CWM REIT and remain officers until their successors are duly appointed or their prior resignation, removal or death. The directors of CWM REIT immediately prior to the Effective Time shall continue as directors of CWM REIT and shall remain directors until their successors are duly elected and qualified or their prior resignation, removal or death.

                                    ARTICLE 4
                MERGER CONSIDERATION; CONVERSION OR CANCELLATION
                    OF CAMC ADVISOR COMMON STOCK; ADJUSTMENTS

     4.1 Share Consideration; Conversion or Cancellation of CAMC Shares.

     (a) Subject to the provisions of this Article 4, at the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the shares of CAMC Advisor Common Stock issued and outstanding immediately prior to the Effective Time (collectively, the "CAMC Shares") shall be converted into an aggregate of 3,597,122 shares of CWM Common Stock, subject to adjustment in accordance with Section 4.1(c) (the "Share Consideration"). Prior to the Effective Time, CWM REIT will not split or combine the CWM Common Stock, or pay a stock dividend or other stock distribution in shares of CWM Common Stock, or in rights or securities exchangeable or convertible into or exercisable for CWM Common Stock, or otherwise change the CWM Common Stock into, or exchange the CWM Common Stock for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation of CWM REIT as a result of which CWM REIT stockholders receive cash, stock or other property in exchange for, or in connection with, their CWM Common Stock (a "Business Combination") or otherwise), or make any other dividend or distribution on or of CWM Common Stock (other than regular monthly or quarterly cash dividends paid on the CWM Common Stock or any distribution pursuant to CWM REIT's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination or change.

     (b) All CAMC Shares to be converted  into CWM Common Stock pursuant to this
Section 4.1 shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and CCR, as the holder of a certificate or certificates representing such CAMC Shares (a "Certificate" or the "Certificates") shall thereafter cease to have any rights with respect to such CAMC Shares, except the right to receive for all of the CAMC Shares, upon the surrender of such Certificates in accordance with Section 4.2, the CWM Common Stock specified above and cash in lieu of fractional shares of CWM Common Stock as contemplated by Section 4.3.

     (c) The Share Consideration shall be calculated and adjusted as follows:

     (i) In the event that the Pre-Closing Market Value is less than $19.46, the Share Consideration shall be adjusted and increased to that number of shares of CWM Common Stock that is determined by dividing $70,000,000 by the Pre-Closing Market Value, subject to the termination provisions of Section 10.2(c)(i) hereof.

     (ii) In the event that the Pre-Closing Market Value is more than $22.24, the Share Consideration shall be adjusted and decreased to that number of shares of CWM Common Stock that is determined by dividing $80,000,000 by the Pre-Closing Market Value, subject to the termination provisions of Section 10.2(c)(i) hereof.

     (d) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the shares of CWM REIT Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

     4.2 Payment for CAMC Shares in the Merger. At or after the Effective Time, upon surrender by CCR of its Certificates for cancellation to CWM REIT, together with any other required documents, CCR shall receive for the CAMC Shares represented by such Certificates (i) the Share Consideration and (ii) cash in lieu of fractional shares of CWM Common Stock as contemplated by Section 4.3, and the Certificates so surrendered shall forthwith be canceled. Until surrendered, the outstanding Certificates shall, upon and after the Effective Time, be deemed for all purposes (other than to the extent provided in the following sentence) to evidence ownership of the number of shares of CWM Common Stock into which such CAMC Shares have been converted pursuant to Section 4.1 hereof and the other rights contemplated in the preceding sentence.

     4.3 Fractional CAMC Shares. No fractional shares of CWM Common Stock shall be issued in the Merger. In lieu of any such fractional securities, CCR will be paid an amount in cash (without interest) equal to the Pre-Closing Market Value of one share of CWM Common Stock, multiplied by such fraction.

     4.4 Transfer of CAMC Shares. (a) No transfers of CAMC Shares shall be made on the stock transfer books of CAMC Advisor after the date of this Agreement, and (b) CCR agrees not to transfer any CAMC Shares after the date of this Agreement and before the Closing Date.

     4.5 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon receipt of an affidavit of that fact from CCR and if reasonably satisfied that adequate provision for indemnification has been made, CWM REIT will issue in exchange for such lost, stolen or destroyed Certificate shares of CWM Common Stock, cash in lieu of fractional shares, and unpaid dividends and distributions on shares of CWM Common Stock as provided in Section 4.2, deliverable in respect thereof pursuant to this Agreement.

    4.6 Indemnification.

     (a) Subject to Section 11.3, CCR agrees to indemnify and hold harmless CWM REIT and its directors, officers, employees, affiliates, agents and permitted assigns, without duplication, from and against: (i) any and all Damages (excluding those items referred to in subsection (ii) of this Section 4.6(a)) asserted against, imposed upon or incurred or suffered by any of them, directly or indirectly, as a result of, or based upon or arising from any inaccuracy in or breach or non-fulfillment of any of the representations, warranties or covenants or agreements made by CAMC Advisor or CCR in this Agreement; (ii) (A) any Taxes payable by or on behalf of CAMC Advisor for any taxable period ending on or prior to the Effective Time, including Taxes of any member of a consolidated or combined tax group of which CAMC Advisor is, or was at any time, part, for which CAMC Advisor is jointly or severally liable as a result of its inclusion in such group prior to the Effective Time, (B) any claim or demand for reimbursement or indemnification resulting from any transfer of tax benefits or credits by CAMC Advisor to any other person, and (C) any Taxes payable by CWM REIT as a result of any breach of any representation or warranty contained in
Section 5.8; and (iii)(A) except for liabilities (including liabilities arising under Title IV of ERISA or Section 412 of the Code) assumed by CWM REIT pursuant to Section 8.15, any Damages arising out of or relating to any Employee Plan maintained or sponsored by CCR or any ERISA Affiliate and (B) any Damages (including liabilities arising under Title IV of ERISA or Section 412 of the Code) relating to or arising out of any employee benefit plan maintained by CCR or any ERISA Affiliate which is not an Employee Plan.

     (b) Subject to Section 11.3, CWM REIT agrees to indemnify and hold harmless CCR and its directors, officers, employees, affiliates, agents and permitted assigns, without duplication, from and against any and all Damages asserted against, imposed upon or incurred or suffered by any of them, directly or indirectly, as a result of, or based upon or arising from (i) any inaccuracy in or breach or non-fulfillment of any of the representations, warranties or covenants or agreements made by CWM REIT in this Agreement or (ii) termination or any change in employment status, compensation or benefits by CWM REIT of any employees employed by CAMC Advisor at the time of Closing.

     (c) Except with respect to matters addressed in Section 8.10(c), which matters shall be governed solely by such Section, if any action or proceeding (including any governmental investigation) shall be brought or asserted against a party hereto (or its officers, directors, trustees or agents) or any person controlling such party in respect of which indemnity is required from the other party hereunder (such party to whom indemnification is required is referred to herein as the "Indemnified Party;" the party from whom such indemnification is required is referred to herein as the "Indemnifying Party"), the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party, and shall assume the payment of all expenses. The Indemnified Party or any such officer, director, trustee, agent or controlling person shall have the right to employ separate counsel (approved by the Indemnified Party) in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party or such officer, director, trustee, agent or controlling person unless (i) the Indemnifying Party shall have failed to assume the defense of such action or proceeding and employ counsel reasonably satisfactory to the Indemnified Party in any such action or proceeding or (ii) the named parties to any such action or proceeding (including any impleaded parties) include both the Indemnified Party or such officer, director, trustee, agent or controlling person and the Indemnifying Party, and the Indemnified Party or such officer, director, trustee, agent or controlling person shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party (in which case, if the Indemnified Party or such officer, director, trustee, agent or controlling person notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such action or proceeding on behalf of the Indemnified Party or such officer, director, trustee, agent or controlling person, it being understood, however, that the Indemnifying Party shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with local counsel) at any time for the Indemnified Party and its officers, directors, trustees, agents and controlling persons, which firm shall be designated in writing by the
Indemnified Party). The Indemnifying Party shall not be liable for any settlement of any such action or proceeding effected without the Indemnifying Party's written consent, but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the Indemnifying Party agrees to indemnify and hold harmless the Indemnified Party and its officers, directors, trustees, agents and controlling person from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment.

     (d) (i) The obligations of CCR pursuant to Section 4.6 (a)(i) shall survive the Closing if and to the extent that the related representation, warranty, covenant or agreement survives the Closing as provided in Section 11.3. The obligations of CCR pursuant to Section 4.6 (a)(ii) and (iii) shall survive the Closing, but shall terminate upon the expiration of the applicable statute of limitations with respect to the matters covered thereby.

     (ii) The obligations of CWM REIT pursuant to Section 4.6(b)(i) shall survive the Closing if and to the extent that the related representation, warranty, covenant or agreement survives the Closing as provided in Section
11.3. The obligations of CWM REIT pursuant to Section 4.6(b)(ii) shall survive the Closing, but shall terminate upon the expiration of the applicable statute of limitations with respect to the matters covered thereby.

     (e) (i) Notwithstanding anything in this Section 4.6 to the contrary, to the extent indemnification for any inaccuracy in or breach of any representation or warranty in Section 5, 6 or 7, as the case may be, is sought under Section 4.6(a)(i) or Section 4.6(b) hereof, CCR or CWM REIT, as the case may be, shall be required to provide indemnification only to the extent the aggregate amount of Damages arising under Section 4.6(a)(i) or 4.6(b), as the case may be, exceeds $500,000.

     (ii) Notwithstanding anything in Section 4.6(a)(i) to the contrary, the aggregate amount payable by CCR with respect to any Damages under Section 4.6(a)(i) for any inaccuracy in or breach of any representation or warranty in
Section 5 or 6 shall not exceed $15,000,000 (excluding for such purposes, however, any Damages arising out of the breach of any of the representations and warranties contained in Sections 5.7, 5.8 and 5.13).

     (iii) Notwithstanding anything in Section 4.6(b) to the contrary, the aggregate amount of Damages payable by CWM REIT with respect to Damages under
Section 4.6(b) for any inaccuracy in or breach of any representation or warranty in Section 7 shall not exceed $15,000,000 (excluding for such purposes, however, any Damages with respect to the representations and warranties contained in Sections 7.7 and 7.10).

     (f) In case any event shall occur which would otherwise entitle any party to assert any claim for indemnification hereunder, no Damages shall be deemed to have been sustained by such party to the extent of (i) the value of any tax savings actually realized or to be realized (including savings attributable to an increase in the tax basis of an asset held by such party) by such party with respect thereto or (ii) any proceeds received by such party from any insurance policies with respect thereto, net of any increase in premiums or other costs associated with such insurance recovery.

     (g) The indemnification provisions of this Section 4.6 shall be the sole and exclusive remedy of the parties against one another with respect to any money damages under this Agreement.

     (h) Anything to the contrary  contained in this Agreement  notwithstanding,
(i) CCR shall have no obligation to indemnify CWM REIT for any Damages as a result of CWM REIT failing to be treated as a real estate investment trust under the Code, unless such failure was solely a result of the breach by CCR of any of its obligations under Section 8.10(c) of this Agreement and the remedy of specific performance with respect thereto would not provide adequate relief to CWM REIT, and (ii) CWM REIT shall have no obligation to indemnify CCR for any Damages as a result of the Merger failing to qualify as a reorganization under Code Section 368(a), unless such failure was solely a result of the breach by CWM REIT of any of its obligations under Sections 7.10 and 8.3 of this Agreement.

     4.7 Further Assurances. If at any time CWM REIT shall consider or be advised that any further assignment, conveyance or assurance is necessary or advisable to vest, perfect or confirm of record in CWM REIT the title to any property or right of CAMC Advisor, or otherwise to carry out the provisions hereof, the proper representatives of CCR or CAMC Advisor as of the Effective Time shall execute and deliver any and all proper deeds, assignments and assurances, and do all things necessary and proper to vest, perfect or convey title to such property or right in CWM REIT and otherwise to carry out the provisions hereof.

                                    ARTICLE 5
              REPRESENTATIONS AND WARRANTIES REGARDING CAMC ADVISOR

     CAMC Advisor and CCR hereby jointly and severally represent and warrant to CWM REIT that, except as set forth in the disclosure schedule delivered by CAMC Advisor and CCR to CWM REIT on the date hereof (the "CAMC Advisor Disclosure Schedule") as of the date hereof:

     5.1 Organization, Etc. of CAMC Advisor. CAMC Advisor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties, to carry on its business as now conducted by CAMC Advisor, to enter into this Agreement and to carry out the provisions of this Agreement and consummate the transactions contemplated hereby. CAMC Advisor is duly qualified and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to so qualify or to be in good standing has not had or would not have a Material Adverse Effect on CAMC Advisor. True and correct copies of CAMC Advisor's Certificate of Incorporation and Bylaws have been made available to CWM REIT.

     5.2   Partnerships;   Subsidiaries.   CAMC  Advisor  is  not,  directly  or
indirectly, a partner in any partnership. CAMC Advisor does not have, directly or indirectly, any Subsidiaries.

     5.3 Agreement. This Agreement and the consummation of the transactions contemplated hereby have been approved by the Board of Directors of CAMC Advisor and have been duly authorized by all other necessary corporate action on the part of CAMC Advisor including the written consent of CCR, as sole stockholder. This Agreement has been duly executed and delivered by a duly authorized officer of CAMC Advisor and constitutes a valid and binding agreement of CAMC Advisor, enforceable against CAMC Advisor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application that may affect the enforcement of creditors' rights generally and by general equitable principles and except to the extent that public policy considerations may limit the enforcement of indemnification of obligations. CAMC Advisor has delivered to CWM REIT true and correct copies of resolutions adopted by the Board of Directors of CAMC Advisor and CCR, respectively, approving this Agreement and the transactions contemplated hereby.

     5.4 Capital Stock. The authorized capital stock of CAMC Advisor consists of 10,000 shares of common stock, of which 10,000 shares are outstanding as of the date hereof. All outstanding shares of such common stock are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of CAMC Advisor is entitled to preemptive or similar rights. There are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which CAMC Advisor is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock.

     5.5  Litigation.  Except as set forth in  Section  5.5 of the CAMC  Advisor
Disclosure Schedule, there are no actions, suits, investigations or legal proceedings pending or, to the knowledge of CAMC Advisor and CCR, threatened against CAMC Advisor or any property of CAMC Advisor (including the Intellectual Property Rights) in any court or before any arbitrator of any kind or before or by any Governmental Body or before any arbitrator of any kind except for such actions, suits, investigations or legal proceedings that would not have a Material Adverse Effect on CAMC Advisor. Except as set forth in Section 5.5 of the CAMC Advisor Disclosure Schedule, CAMC Advisor is not in default with respect to any judgment, order, writ, injunction or decree of any arbitrator, court or Governmental Body, and there are no unsatisfied judgments against CAMC Advisor except for such defaults or unsatisfied judgments as would not have a Material Adverse Effect on CAMC Advisor.

     5.6 Compensation and Employee Matters. A true, correct and complete list of all directors, officers and personnel of CAMC Advisor, and the annual salary, bonuses paid or accrued for the year ending February 29, 1996, and for the period from March 1, 1996 through November 30, 1996, and any commitments by CAMC Advisor entered into on or prior to the date hereof to pay any further bonuses for or increase the salary of each such person is set forth in Section 5.6 of the CAMC Advisor Disclosure Schedule.

    5.7 Employee Benefit Plans.
     (a) Definitions. The following terms, when used in this Section 5.7 or elsewhere in this Agreement, shall have the following meanings. Any of these terms may, unless the context otherwise requires, be used in the singular or the plural depending on the reference.

     (i) Benefit Arrangement. Any employment, consulting, severance or other similar contract, arrangement (written or oral), program, policy, plan, agreement or commitment providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, life, health, disability or accident benefits (including, without limitation, any "voluntary employees' beneficiary association" as defined in Section 501(c)(9) of the Code, providing for the same or other benefits) or for deferred compensation, profit sharing bonuses, stock options, stock appreciation rights, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefit which (A) is not a Welfare Plan, Pension Plan or Multiemployer Plan, (B) is entered into, maintained, contributed to or required to be contributed to, as the case may be, by CAMC Advisor or under which CAMC Advisor may incur any liability, and (C) covers any CAMC Employee (with respect to his or her relationship with CAMC Advisor).

     (ii) CAMC Employee. Any employee or former employee of CAMC Advisor.

     (iii) Employee Plans. All Benefit Arrangements, Multiemployer Plans, Pension Plans and Welfare Plans.

     (iv) ERISA. The Employee Retirement Income Security Act of 1974, as amended.

     (v) ERISA Affiliate. "ERISA Affiliate" shall mean any entity which is (or at any relevant time was) a member of a "controlled group of corporations" with, under "common control" with or a member of an affiliated service group with CAMC Advisor as defined in Section 414(b), (c) or (m) of the Code.

     (vi) IRS. The Internal Revenue Service.

     (vii) Multiemployer Plan. Any "multiemployer plan," as defined in Section 4001(a)(3) of ERISA, (A) which CAMC Advisor or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or, after September 25, 1980, maintained, administered, contributed to or was required to contribute to, or under which CAMC Advisor or any ERISA Affiliate may incur any liability and (B) which covers any CAMC Employee (with respect to his or her relationship with CAMC Advisor).

     (viii) PBGC. The Pension Benefit Guaranty Corporation.

     (ix)  Pension  Plan.  Any  "employee  pension  benefit  plan" as defined in
Section 3(2) of ERISA (other than a Multiemployer Plan) (A) which CAMC Advisor or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or, within the five years prior to the date hereof, maintained, administered, contributed to or was required to contribute to, or under which CAMC Advisor or any ERISA Affiliate may incur any liability and (B) which covers any CAMC Employee (with respect to his or her relationship with CAMC Advisor).

     (x) Welfare Plan. Any "employee welfare benefit plan" as defined in Section 3(1) of ERISA, (A) which CAMC Advisor or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or under which CAMC Advisor or any ERISA Affiliate may incur any liability and (B) which covers any CAMC Employee (with respect to his or her relationship with CAMC Advisor).

     (b) Disclosure; Delivery of Copies of Relevant Documents and Other Information. Section 5.7(b) of the CAMC Advisor Disclosure Schedule contains a complete list of Employee Plans which cover or have covered CAMC Employees (with respect to their relationship with CAMC Advisor). True and complete copies of each of the following documents have been delivered to CWM REIT: (i) each Welfare Plan, Pension Plan and Multiemployer Plan (and, if applicable, related trust agreements, annuity contracts or other funding instruments) which covers or has covered CAMC Employees (with respect to their relationship with CAMC Advisor) and all amendments thereto, and all annuity contracts or other funding instruments, (ii) each Benefit Arrangement which covers or has covered CAMC Employees (with respect to their relationship with CAMC Advisor), (iii) the most recent determination letter issued by the IRS, with respect to each Pension Plan which covers or has covered CAMC Employees (with respect to their relationship with CAMC Advisor) and any outstanding request for a determination letter, (iv) any ruling letter or interpretive letter issued by the Department of Labor, the IRS, or any other governmental agency with respect to each Employee Plan which covers or has covered CAMC Employees (with respect to their relationship with CAMC Advisor), (v) for the most recent plan year (or, in the case of a defined benefit pension plan the two most recent plan years) annual reports on Form 5500 Series required to be filed with any governmental agency for each Pension Plan which covers or has covered CAMC Employees (with respect to their relationship with CAMC Advisor), (vi) all actuarial reports prepared for the last two plan years for each Pension Plan which covers or has covered CAMC Employees (with respect to their relationship with CAMC Advisor), (vii) a description of complete age, salary, service and related data as of the last day of the last plan year for CAMC Employees, and (viii) a description setting forth the amount of any liability of CAMC Advisor as of the date of this Agreement for payments more than thirty days past due with respect to each Welfare Plan which covers or has covered CAMC Employees.

    (c) Representations.

     (i) All material Employee Plans are maintained and sponsored by CCR. CAMC Advisor is not the sponsor of and does not maintain any material Employee Plan.

    (ii) Pension Plans

     (A) The funding method used in connection with each Pension Plan which is subject to the minimum funding requirements of ERISA complies in all material respects with applicable law and the actuarial assumptions used in connection with funding each such plan are reasonable. No "accumulated funding deficiency" (for which an excise tax is due or would be due in the absence of a waiver) as defined in Section 412 of the Code or as defined in Section 302(a)(2) of ERISA, whichever may apply, has been incurred with respect to any Pension Plan with respect to any plan year, whether or not waived. CAMC Advisor does not have any liability for past due contributions with respect to any Pension Plan that has not been accrued for on the February 29 Balance Sheet and as of the date hereof.

     (B) The CCR DB Plan (as defined in Section 8.15(a)) and the CCR 401(k) Plan are each the subject of a favorable determination letter received from the IRS with respect to their qualified status under the provisions of Code Section 401(a), and CCR is not aware of any circumstance that would adversely affect that determination and which could not be corrected without material liability to CAMC Advisor.

     (C) Each of the plans described in paragraph (c) (ii) (B) above or Section 8.15(d) presently complies and has been maintained in all material respects in compliance with its terms during the period from its adoption to date and, both as to form and in operation, in all material respects with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such plans, including but not limited to ERISA and the Code.

     (D) CAMC Advisor has paid all premiums (and interest charges and penalties for late payment, if applicable) due the PBGC with respect to each Pension Plan for each plan year thereof for which such premiums are required. There has been no "reportable event" (as defined in Section 4043(b) of ERISA and the PBGC regulations under such Section) with respect to any Pension Plan (other than reportable events with respect to which the PBGC has waived the reporting requirement). No proceeding has been commenced by the PBGC to terminate any Pension Plan. No material liability to the PBGC has been incurred by CAMC Advisor or any ERISA Affiliate on account of the termination of any Pension Plan. Neither CAMC Advisor nor any ERISA Affiliate has, at any time, (x) ceased operations at a facility so as to become subject to the provisions of Section 4068(f) of ERISA, (y) withdrawn as a substantial employer so as to become subject to the provisions of Section 4063 of ERISA, or (z) ceased making contributions on or before the Closing Date to any Pension Plan subject to
Section 4064(a) of ERISA to which CAMC Advisor or any ERISA Affiliate made contributions during the five years prior to the Closing Date.

     (iii) Multiemployer Plans. There are no Multiemployer Plans covering any CAMC Employees. Neither CAMC Advisor nor any ERISA Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Section 4212(c) of ERISA.

    (iv) Welfare Plans.

     (A) Each Welfare Plan which is maintained or sponsored by CAMC Advisor and which covers or has covered CAMC Employees (with respect to their relationship with CAMC Advisor) has been maintained in all material respects in compliance with its terms and, both as to form and operation in all material respects, with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Welfare Plan, including but not limited to ERISA and the Code.

     (B) Except as may be required by applicable law, CAMC Advisor has no obligation to make any payment to or with respect to any CAMC Employee pursuant to any retiree medical benefit plan, or other retiree Welfare Plan.

     (C) Each Welfare Plan which covers or has covered CAMC Employees and which is a "group health plan," as defined in Section 607(1) of ERISA, has been operated in all material respects in compliance with provisions of Part 6 of Title I of ERISA and Section 4980B of the Code at all times except where any failure to comply would not result in material liability to CAMC Advisor.

     (v) Benefit Arrangements. Each Benefit Arrangement which is sponsored or maintained by CAMC Advisor and which covers or has covered CAMC Employees has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangement, including but not limited to the Code.

     (vi) Payments. CAMC Advisor has made all contributions, paid all premiums and satisfied all liabilities with respect to each Employee Plan which have accrued and become due and payable.

     (vii) Litigation. There is no action, order, writ, injunction, judgment or decree outstanding or claim, suit, litigation, proceeding, arbitral action, governmental audit or governmental investigation relating to or seeking benefits under any Employee Plan that is pending or, to the knowledge of CAMC Advisor, threatened or anticipated, against CAMC Advisor, CCR or, to the knowledge of CAMC Advisor or CCR, any ERISA Affiliate or any Employee Plan that would result in material liability to CAMC Advisor.

     (viii) No Amendments. Except as may be required by law, neither CCR nor CAMC Advisor has any announced plan or legally binding commitment to create any additional Employee Plans which are intended to cover CAMC Employees (with respect to their relationship with CAMC Advisor) or to amend or modify any existing Employee Plan which covers or has covered CAMC Employees (with respect to their relationship with CAMC Advisor), in either case in a manner that would result in material liability to CAMC Advisor.

     (ix) No Acceleration or Creation of Rights. Except as the parties may otherwise provide pursuant to Section 8.15, neither the execution and delivery of this Agreement by CAMC Advisor nor the consummation of the transactions contemplated hereby will result in the acceleration or creation of any rights of any person to benefits under any Pension Plan or Welfare Plan (including, without limitation, the acceleration of the accrual or vesting of any benefits under any Pension Plan or the acceleration or creation of any rights under any severance, parachute or change in control agreement).

    5.8 Taxes.

     (a) Neither CAMC Advisor nor any consolidated or combined group of which it is a member or required to be included as a member has filed a consent, binding on CAMC Advisor, under Section 341(f) of the Code concerning collapsible corporations.

     (b) CAMC Advisor operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulation Section 1.368-1(d).

     (c) CAMC Advisor will not own as of the Effective Time any equity interest or other security in another partnership, corporation or other entity or a fee interest in less than 100% of any property (for example as a tenant-in-common), unless such equity interest or other security (i) would be classified as cash or a cash item within the meaning of Section 856(c)(5)(A) of the Code and does not represent more than 10% of the voting securities of any issuer or (ii) is CWM Common Stock.


     (d) CAMC Advisor is not an "investment company" as defined in Section 368(a)(2)(F) of the Code and the regulations thereunder.

     (e) The liabilities of CAMC Advisor to be assumed by CWM REIT in the Merger, and the liabilities to which the assets of CAMC Advisor to be transferred to CWM REIT in the Merger are subject, were incurred by CAMC Advisor in the ordinary course of its business.

     (f) CAMC Advisor is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

     (g) The fair market value of the assets of CAMC Advisor to be transferred to CWM REIT in the Merger will equal or exceed the sum of the liabilities to be assumed by CWM REIT plus the amount of liabilities, if any, to which the transferred assets are subject.

     5.9 Intellectual Property. To the knowledge of CCR and CAMC Advisor, none of the Intellectual Property Rights is subject to any lien, encumbrance or claim of infringement (except liens and encumbrances in favor of the licensor, sublicensor or other owner of such Intellectual Property Rights), nor requires any consent, approval or waiver to be transferred to CWM REIT by way of the Merger.

     5.10 No Material Adverse Change. Since August 31, 1996, there have not been any changes in the business, operations, properties, assets or condition, financial or otherwise, of CAMC Advisor that would, individually or in the aggregate, have a Material Adverse Effect except for changes resulting from (i) fees or other amounts earned by CAMC Advisor under the Management Agreement or
(ii) any transactions contemplated by this Agreement, including Section 8.8.

     5.11 Financial Statements. CAMC Advisor has provided to CWM REIT true and correct copies of its audited balance sheet as of February 29, 1996 and unaudited balance sheets as of February 28, 1995 and November 30, 1996, and related audited statements of income and cash flows for the year ended February 29, 1996 and unaudited statements of income and cash flows for the fiscal years ended February 28, 1994 and February 28, 1995 and the nine-month period ended November 30, 1996 (collectively, the "CAMC Advisor Financial Statements"). Each of such balance sheets (including the related notes) presents fairly, in all material respects, the financial position of CAMC Advisor as of the respective dates thereof, and such related statements (including the related notes) present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with generally accepted accounting principles consistently applied during the periods involved, except as otherwise noted in the auditors' report or in the notes thereto, subject, in the case of interim financial statements, to normal year-end adjustments.

     5.12 Books and Records. (a) The books of account and other financial records of CAMC Advisor are in all material respects true and correct.

     (b) The minute books and other similar records of CAMC Advisor have been made available to CWM REIT and contain in all material respects accurate records of the minutes of all meetings and all corporate action taken by written consent of the stockholders and Board of Directors of CAMC Advisor, in each case prior to April 6, 1994.

     5.13 Proxy Statement. None of the information supplied or to be supplied in writing by CCR or CAMC Advisor for inclusion in the Proxy Statement will, at the time of filing the Proxy Statement with the SEC, at the time of mailing the Proxy Statement to the Stockholders of CWM REIT, at the time of the CWM REIT Stockholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     5.14 Contracts and Leases. To the knowledge of CAMC Advisor, the letter dated the date hereof from CWM REIT to CCR and CAMC Advisor contains an accurate and complete listing of all material contracts, leases, agreements or understandings, whether written or oral, of CAMC Advisor (the "Material Agreements"). A contract, lease, agreement or understanding is "material" if it involves (i) obligations (contingent or otherwise) of, or payments to, CAMC Advisor in excess of $25,000 per annum, (ii) management or advisory agreements providing for payments to or by CAMC Advisor in excess of $25,000 per annum, or
(iii) the license of any patent, copyright, trade secret or other proprietary right (A) to CAMC Advisor which is necessary to carry on its business, other than any software license or similar agreement which is generally available to the public or businesses or (B) from CAMC Advisor which materially limits the ability of CAMC Advisor to carry on its business. Neither CAMC Advisor nor, to the knowledge of CAMC Advisor and CCR, any other party thereto has materially breached any Material Agreement or is in material default thereunder, no event has occurred which, with the passage of time or the giving of notice, or both, would constitute such a material breach or material default by CAMC Advisor, or to the knowledge of CAMC Advisor and CCR, any other party thereto, no claim of material default thereunder has been asserted or threatened by CAMC Advisor against any such party thereto or, to the knowledge of CAMC Advisor and CCR, asserted or threatened against CAMC Advisor by any other party thereto, and neither CAMC Advisor nor, to the knowledge of CAMC Advisor and CCR, any other party thereto is seeking the renegotiation thereof or substitute performance thereunder.

     5.15 Real Property. CAMC Advisor does not own or lease (as lessee) and has not at any time owned or leased, in whole or in part, any real property.

                                    ARTICLE 6
                  REPRESENTATIONS AND WARRANTIES REGARDING CCR

CCR hereby represents and warrants to CWM REIT that as of the date hereof:

     6.1 Power and Authority. CCR has all requisite corporate power and authority, as applicable, to enter into this Agreement, the Cooperation Agreement, and the Registration Rights Agreement and to carry out the provisions hereof and thereof and consummate the transactions contemplated hereby and thereby.


     6.2 Agreement. CCR has taken all corporate action necessary to authorize this Agreement, the Cooperation Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by CCR and constitutes, and each of the Registration Rights Agreement and Cooperation Agreement when duly executed and delivered by a duly authorized officer of CCR will constitute, a valid and binding agreement of CCR, enforceable against CCR in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application that may affect the enforcement of creditors' rights generally and by general equitable principles and except to the extent that public policy considerations may limit the enforcement of indemnification of obligations.

     6.3 Foreign  Person.  CCR is a United  States  person within the meaning of
Section 7701(a) of the Code.

     6.4 No Withholding. The transaction contemplated hereby is not, insofar as concerns CCR, subject to the tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any other provision of law.

     6.5 No Intention to Dispose. There is not, and as of the date of the Merger will not be, any plan or intention by CCR to sell, exchange, or otherwise dispose of the shares of CWM REIT that CCR receives in the Merger such that the value of its stock interest in CWM REIT would be reduced to an amount less than 50% of CAMC Advisor's value as of the date of the Merger.

     6.6 Brokers and Finders. Neither CCR nor CAMC Advisor has entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of CAMC Advisor or CWM REIT to pay any investment banking fees, finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. The fees and expenses paid or payable to Merrill Lynch and any claims by Merrill Lynch arising in connection therewith are the sole obligation of CCR.

    6.7 Securities Act Representations.

     (a) CCR represents that it understands that the CWM Common Stock to be issued and delivered to it at Closing pursuant to this Agreement will not have been registered pursuant to the registration requirements of the Securities Act and that the resale of all shares of CWM Common Stock is subject to Rule 144 of the rules and regulations thereunder or registration under the Securities Act. CCR represents that it is acquiring the CWM Common Stock for its own account, not as a nominee or agent, and not with a view to the distribution thereof in violation of applicable securities laws. CCR further represents that it has been advised and understands that since the CWM Common Stock has not been registered under the Securities Act, the CWM Common Stock must be held indefinitely unless
(A) the distribution of the CWM Common Stock has been registered under the Securities Act, (B) a sale of the CWM Common Stock is made in conformity with the holding period, volume and other limitations of Rule 144 promulgated by the SEC under the Securities Act, or (C) in the opinion of counsel reasonably acceptable to CWM REIT, some other exemption from registration is available with respect to any proposed sale, transfer or other disposition of the CWM Common Stock.

     (b) CCR represents that it has been advised and understands that, subject to applicable securities laws, stop transfer instructions will be given to CWM REIT's transfer agents with respect to the CWM Common Stock constituting the Share Consideration and that a legend setting forth the following restrictions on transfer will be set forth on the certificates for the CWM Common Stock issuable under Article 4, or any substitutions therefor: "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE 'ACT'), AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE. NEITHER THE SHARES EVIDENCED BY THIS CERTIFICATE NOR ANY INTEREST THEREIN MAY BE SOLD OR OTHERWISE PLEDGED, HYPOTHECATED OR TRANSFERRED IN THE ABSENCE OF (i) REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES OR BLUE SKY LAWS OR (ii) A VALID EXEMPTION THEREFROM."

     (c) CCR represents that it has such knowledge and experience in financial and business affairs that it is capable of evaluating, alone, the merits and risks of an investment in CWM REIT. CCR represents that it has received and reviewed copies of (i) the most recent annual report on Form 10-K, (ii) the three most recent quarterly reports on Form 10-Q, (iii) any current reports on Form 8-K since December 31, 1995, in each case as filed by CWM REIT under the Exchange Act, and (iv) the most recent annual report to stockholders of CWM REIT. CCR represents that it has had an opportunity to ask questions and receive answers concerning the terms of this Agreement, the Cooperation Agreement and the Registration Rights Agreement and the foregoing information provided by CWM REIT and to obtain any other information from CWM REIT as CCR deems necessary or appropriate in connection with evaluating the merits of an investment in CWM REIT.

                                    ARTICLE 7
                   REPRESENTATIONS AND WARRANTIES OF CWM REIT

     CWM REIT herein represents and warrants to CAMC Advisor and CCR that as of the date hereof:

     7.1 Organization, Etc. of CWM REIT. CWM REIT is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties, to carry on its business as now conducted and proposed by CWM REIT to be conducted, to enter into this Agreement, the Cooperation Agreement and the Registration Rights Agreement and to carry out the provisions thereof and consummate the transactions contemplated hereby and thereby. CWM REIT is duly qualified and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing has not had or would not have a Material Adverse Effect on CWM REIT and its Subsidiaries taken as a whole. True and correct copies of CWM REIT's Certificate of Incorporation and Bylaws have been made available to CAMC Advisor.

     7.2 Capital Stock. The authorized capital stock of CWM REIT consists of 100,000,000 shares of CWM Common Stock, of which 50,200,176 shares are outstanding as of December 31, 1996. Since December 31, 1996, CWM REIT has not issued any shares of capital stock except pursuant to the exercise of options to purchase shares of CWM Common Stock outstanding on such date or pursuant to CWM REIT's dividend reinvestment plan. All outstanding shares of CWM Common Stock are, and all shares of CWM Common Stock issuable under stock option plans of CWM REIT, pursuant to CWM REIT's dividend reinvestment plan or pursuant to the Special Purchase Rights will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 3,869,353 shares of CWM Common Stock reserved for issuance pursuant to stock option plans of CWM REIT, CWM REIT's dividend reinvestment plan or for purposes of the Special Purchase Rights, there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which CWM REIT is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock.

     7.3 Agreement. This Agreement, the Cooperation Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated hereby and thereby have been approved by the Board of Directors of CWM REIT and have been duly authorized by all other necessary corporate action on the part of CWM REIT (except for the approval of CWM REIT's stockholders contemplated by Section 8.4), including without limitation, the approval of the Special Committee. This Agreement has been duly executed and delivered by a duly authorized officer of CWM REIT and, subject to CWM REIT stockholder approval, constitutes, and each of the Cooperation Agreement and the Registration Rights Agreement when duly executed and delivered by a duly authorized officer of CWM REIT will constitute, valid and binding agreements of CWM REIT, enforceable against CWM REIT in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application that may affect the enforcement of creditors' rights generally and by general equitable principles and except to the extent that public policy considerations may limit the enforcement of indemnification of obligations. CWM REIT has delivered to CAMC Advisor true and correct copies of resolutions adopted by the Board of Directors of CWM REIT approving this Agreement and the transactions contemplated hereby and, prior to the Closing Date, will deliver to CAMC Advisor true and correct copies of resolutions adopted by the stockholders of CWM REIT approving this Agreement and the transactions contemplated hereby.

     7.4 Authorization for CWM Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of CWM REIT will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will, subject to the accuracy of CCR's representations in Section 6.7 hereof, be exempt from registration under the Securities Act and will be registered or exempt from registration under all applicable state securities laws.

     7.5 Brokers and Finders. Except for the fees and expenses paid to Dean Witter with respect to the delivery of a fairness opinion to the Special Committee and as financial advisor to the Special Committee, which fees are reflected in its agreement with the Special Committee and CWM REIT (a copy of which has been delivered to CAMC Advisor), CWM REIT has not entered into any contract, arrangement or understanding with any person or firm that may result in the obligation of CCR or CAMC Advisor to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. Except for the fees and expenses paid to Dean Witter by CWM REIT, there is no claim for payment by CWM REIT of any investment banking fees, finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. The fees and expenses paid or payable to Dean Witter and any claims by Dean Witter arising in connection therewith are the sole obligation of CWM REIT.

    7.6 SEC Reports and Financial Statements.

     (a) CWM REIT has timely filed with the SEC all reports, definitive proxy statements or other documents required to be filed by CWM REIT with the SEC under Section 13(a), 14 or 15(d) of the Exchange Act since January 1, 1996 (collectively, and in each case including all exhibits and schedules thereto and all documents incorporated by reference therein, the "SEC Reports"). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable, as the case may be, to such SEC Reports, and none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     (b) The consolidated balance sheets as of December 31, 1995 and December 31, 1994 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995 (including the related notes and schedules thereto) of CWM REIT contained in its Form 10-K for the year ended December 31, 1995 included in the SEC Reports complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of CWM REIT, its consolidated subsidiaries and Indy Mac as of the dates or for the periods presented therein in conformity with generally accepted accounting principles consistently applied during the periods involved, except as otherwise noted in the auditors' report or in the notes thereto.

     (c) The consolidated balance sheets and the related statements of earnings and cash flows (including the related notes thereto) of CWM REIT contained in its Forms 10-Q for the periods ended September 30, 1996, June 30, 1996 and March 31, 1996 included in the SEC Reports (collectively, the "Quarterly Financial Statements") have been prepared in accordance with the requirements for interim financial statements contained in Regulation S-X. The Quarterly Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of CWM REIT, its consolidated subsidiaries and Indy Mac as of the dates or for the periods presented therein in conformity with GAAP consistently applied during the periods involved except as otherwise noted in the notes thereto, and reflect all adjustments, which include only normal recurring adjustments, necessary to such fair presentation.

     (d) Since September 30, 1996, there have not been any changes in the business, operations, properties, assets or conditions, financial or otherwise, of CWM REIT that would, individually or in the aggregate, have a Material Adverse Effect on CWM REIT.

     7.7 Information. The Proxy Statement will not at the time filed with the SEC, at the time of mailing the Proxy Statement to the stockholders of CWM REIT, at the time of the CWM REIT Stockholders Meeting or at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by CWM with respect to statements made therein based on information supplied by CCR or CAMC Advisor in writing for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

    7.8 Books and Records.

     (a) The books of account and the financial records of CWM REIT are in all material respects true and correct.


     (b) The minute books and other similar records of CWM REIT have been made available to CCR and CAMC Advisor and contain in all material respects accurate records of the minutes of all meetings and all corporate action taken by written consent of the stockholders and Board of Directors of CWM REIT, in each case on and after April 6, 1994.

     7.9 Litigation. There are no actions, suits, investigations or legal proceedings, pending or, to the knowledge of CWM REIT, threatened against CWM REIT or any property of CWM REIT in any court or before any arbitrator of any kind or before or by any Governmental Body or before any arbitrator of any kind except for such actions, suits, investigations or legal proceedings that would not have a Material Adverse Effect on CWM REIT. CWM REIT is not in default with respect to any judgment, order, writ, injunction or decree of any arbitrator, court or Governmental Body, and there are no unsatisfied judgments against CWM REIT except for such defaults or unsatisfied judgments as would not have a Material Adverse Effect on CWM REIT.

    7.10 General.

     (a) CWM REIT has no plan or intention to reacquire any of its stock issued in the Merger.

     (b) CWM REIT has no plan or intention to sell or otherwise dispose of any of the assets of CAMC Advisor acquired in the Merger, except for dispositions made in the ordinary course of business.

     (c) CWM REIT has made or will make a valid and effective election under Notice 88-19, 1988-1 C.B. 486, to be subject to rules similar to those set forth in Section 1374 of the Code with respect to assets acquired from CAMC Advisor in connection with the Merger.

                                    ARTICLE 8
                            COVENANTS OF THE PARTIES

     8.1 Maintenance of Business, Prohibited Acts. During the period from the date of this Agreement to the Effective Time, CCR will not, and will not cause CAMC Advisor to, take any action that adversely affects the ability of CAMC Advisor (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organization, (iii) to keep available the service of its current officers and employees and (iv) preserve its relationships with customers, suppliers and others having business dealings with it; and CCR will not allow CAMC Advisor to, without CWM REIT's prior written consent:

     (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrances of (i) any additional shares of its capital stock of any class (including the CAMC Shares), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any shares of its capital stock, or (ii) any other securities in respect of, in lieu of or in substitution for CAMC Shares outstanding on the date hereof;

     (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the CAMC Shares);

     (c) split, combine, subdivide or reclassify any shares of its capital stock or otherwise make any payments to CCR in its capacity as sole stockholder; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution or dividend in respect of its capital stock at such times and in such manner and amount as may be consistent with CAMC Advisor's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from January 1, 1996 through the Effective Time, to the extent not otherwise paid or distributed to CCR),
(ii) the payment of any dividend as shall be required to be paid by CAMC Advisor in order to permit Price Waterhouse LLP to issue the letter required by Section 9.3(e), (iii) any distribution of property necessary for the representation and warranty set forth in Section 5.8(c) to be true and correct or (iv) the distributions referred to in Section 8.24.

     (d) (i) grant any increases in the compensation of any of its directors, officers or employees, except in the ordinary course of business consistent with past practice (except within the parameters noted in Section 5.6 of the CAMC Advisor Disclosure Schedule or as approved by the Special Committee), (ii) pay or agree to pay any pension retirement allowance or other employee benefit not required or contemplated by any Employee Plan or Benefit Arrangement as in effect on the date hereof to any such director, officer or employee, whether past or present, (iii) enter into any new or amend any existing employment or severance agreement with any such director, officer or employee, except as approved by CWM REIT in its sole discretion, (iv) pay or agree to pay any bonus to any director, officer or employee (whether in the form of cash, capital stock or otherwise) except as approved by the Special Committee, or (v) except as may be required to comply with applicable law, amend any existing, or become obligated under any new Employee Plan or Benefit Arrangement, except in the case of (i) through (v), inclusive, under and pursuant to the employment agreement referred to in Section 9.1(g);

     (e) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

     (f) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation;

    (g) adopt any amendments to its Certificate of Incorporation or Bylaws;

     (h) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, except for bank deposits and other investments in marketable securities and cash equivalents made in the ordinary course of its business;

     (i) engage in the conduct of any business the nature of which is materially different from the business in which CAMC Advisor is currently engaged;

     (j) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of CAMC Advisor except under the employment agreement referred to in Section 9.1(g);

     (k) enter into any contract, arrangement or understanding requiring the purchase of equipment, materials, supplies or services over a period greater than 12 months which is not cancelable without penalty on 30 or fewer days' notice, except in the ordinary course of business;

     (l) forgive any indebtedness owed to CAMC Advisor or convert or contribute by way of capital contribution any such indebtedness owed;

     (m) authorize or enter into any agreement providing for management services to be provided by CAMC Advisor to any third-party or an increase in management fees paid by any third-party under existing management agreements;

     (n) mortgage, pledge, encumber, sell, lease or transfer any material assets of CAMC Advisor except with the prior written consent of CWM REIT or as contemplated by this Agreement;

     (o) authorize or announce an intention to do any of the foregoing, or entering any contract, agreement, commitment or arrangement to do any of the foregoing; or

     (p) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.


     8.2 Officers and Employees. Each of CAMC Advisor and CCR severally agree that prior to the Effective Time it will use its reasonable efforts to encourage the officers and employees of CAMC Advisor, to the extent they are in good standing, to become employees of CWM REIT or Indy Mac, as determined by CWM REIT in its sole discretion.

     8.3 Significant Business Line. Except for the management of Indy Mac's business, for a period of at least one year following the Effective Time, CWM REIT shall continue the historic business that was managed by CAMC Advisor prior to the Merger and shall use a significant portion of the business assets of CAMC Advisor that are received by CWM REIT in the Merger in CWM REIT's historic business.

     8.4 Meeting of Stockholders. CWM REIT will take all action necessary in accordance with applicable law and CWM REIT's Certificate of Incorporation and Bylaws to arrange for its stockholders to consider and vote upon the approval of the Merger and the issuance of shares of CWM Common Stock in the Merger at the annual or special stockholders' meeting (the "CWM REIT Stockholders Meeting") to be held in connection with the transactions contemplated by this Agreement. Subject to the fiduciary duties of CWM REIT's Board of Directors under applicable law as advised by counsel, the Board of Directors of CWM REIT shall recommend and declare advisable such approval and CWM REIT shall take all lawful action to solicit, and use all reasonable efforts to obtain, such approval, including, without limitation, the inclusion of the recommendation of the CWM REIT Board of Directors and of the Special Committee in the Proxy Statement that the stockholders of CWM REIT vote in favor of the approval of the Merger and the adoption of this Agreement.

     8.5 Proxy Materials. After the date hereof, CWM REIT shall promptly prepare, and CAMC Advisor and CCR shall cooperate in the preparation of, and CWM REIT shall file with the SEC as soon as practicable a proxy statement and a form of proxy, in connection with the vote of CWM REIT's stockholders with respect to the Merger (such proxy statement, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to CWM REIT's stockholders, is herein called the "Proxy Statement"). CWM REIT will use all reasonable efforts to cause the Proxy Statement to be mailed to stockholders of CWM REIT at the earliest practicable date as permitted by the SEC and will take all such action as may be necessary to qualify the Share Consideration for offering and sale under state securities or blue sky laws. If at any time prior to the Effective Time any event relating to or affecting CAMC Advisor, CCR or CWM REIT shall occur as a result of which it is necessary, in the opinion of counsel for CAMC Advisor and CCR or of counsel for CWM REIT, to supplement or amend the Proxy Statement in order to make such document not misleading in light of the circumstances existing at the time approval of the stockholders of CWM REIT is sought, CAMC Advisor, CCR and CWM REIT, respectively, will notify the others thereof and, in the case of CAMC Advisor or CCR, it will cooperate with CWM REIT in preparing, and, in the case of CWM REIT, it will prepare and file, an amendment or supplement with the SEC and, if required by law or Exchange rule, applicable state securities authorities and each Exchange such that such document, as so supplemented or amended, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances existing at such time, not misleading, and CWM REIT will, as required by law, disseminate to its stockholders such amendment or supplement.

     8.6 Filings, Other Action. CAMC Advisor, CCR and CWM REIT shall: (a) to the extent required, promptly make all filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (b) use all reasonable efforts to cooperate with one another to (i) determine which Authorizations are required to be made or obtained prior to the Effective Time in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) timely make and seek all such Authorizations; (c) use all reasonable efforts to obtain in writing any consents required from third parties in form reasonably satisfactory to CWM REIT and CCR necessary to effectuate the Merger; (d) use all reasonable efforts to promptly take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to satisfy the conditions set forth in Article 9 and to consummate and make effective the transactions contemplated by this Agreement on the terms and conditions set forth herein as soon as practicable (including seeking to remove promptly any injunction or other legal barrier that may prevent such consummation); and (e) not take any action which might reasonably be expected to impair the ability of the parties to consummate the Merger at the earliest possible time.

     8.7 Access to Information. (a) From the date hereof until the Effective Time, CAMC Advisor and CCR (i) will give CWM REIT, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of CAMC Advisor during reasonable business hours, (ii) will furnish copies to CWM REIT, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request, and which is in the possession of or can be obtained by CAMC Advisor or CCR without undue expense and (iii) will instruct CAMC Advisor's or CCR'S, as the case may be, employees, counsel and financial advisors to cooperate with CWM REIT in its investigation of the business of CAMC Advisor.

     (b) From the date hereof until the Effective Time, CWM REIT (i) will give CCR, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of CWM REIT during reasonable business hours, (ii) will furnish copies to CCR, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request, and which is in the possession of or can be obtained by CWM REIT without undue expense, and (iii) will instruct CWM REIT's employees, counsel and financial advisors to cooperate with CCR in its investigation of the business of CWM REIT.

     8.8 Management Fee Adjustment. CWM REIT shall pay to CAMC Advisor all fees accrued and unpaid and reimbursable expenses payable to CAMC Advisor under the Management Agreement in respect of periods up to the Effective Time (as if the Management Agreement had been terminated as of the Effective Time and payment was to be made under Section 17 thereof, without giving effect for such purposes to Section 10(d) of the Management Agreement); provided that, in the event that the Effective Time occurs prior to the record date for the regular quarterly dividend of CWM REIT in respect of the quarter in which the Effective Time occurs, CAMC Advisor hereby irrevocably waives that portion of CAMC Advisor's compensation attributable to the incentive fee under Section 10(c) of the Management Agreement for the quarterly period during which the Effective Time occurs.

     8.9 Intellectual Property Rights. Prior to the Closing, CAMC Advisor shall use all reasonable efforts to cooperate with CWM REIT in obtaining all assignments or other consents necessary with respect to the Intellectual Property Rights, to the extent not already owned by CAMC Advisor, including all interests that may hereafter become Intellectual Property Rights prior to Closing. CCR acknowledges that upon Closing, it will have no right, title or interest in or to the names "Indy Mac" and "Independent National Mortgage Corporation" (including derivations and abbreviations thereof).

    8.10 Tax Matters.

     (a) Each of CCR, CAMC Advisor and CWM REIT agrees to report the Merger on all Tax Returns and, if applicable, other filings as a reorganization under
Section 368(a) of the Code to the extent permitted by law.

     (b) CCR shall prepare or cause to be prepared and filed on behalf of CAMC Advisor, at its sole cost and expense, any federal, state, and local Tax Returns required to be filed with respect to any short taxable year of CAMC Advisor ending as of the Closing Date.

     (c) If the U.S. Internal Revenue Service (the "IRS") or any other taxing authority initiates an audit or examination of any Tax Return of CAMC Advisor or any consolidated or combined group of which it was a member or required to be included as a member (a "Tax Matter"), CCR shall-

     (i) promptly, but not less frequently than quarterly, provide CWM REIT with a summary of each issue raised in each unresolved Tax Matter, and if in the course of reviewing such Tax Matters CCR becomes aware that such Tax Matters could affect the amount of the current or accumulated earnings and profits of CAMC Advisor as of the close of business on the date of the Effective Time, CCR shall so advise CWM

     (ii) as requested by CWM REIT,  provide additional  information  sufficient
(A) to inform CWM REIT as to the nature of each such issue, and (B) to permit CWM REIT to exercise its rights described in this Section 8.10(c);

     (iii) keep CWM REIT regularly and promptly advised of the course of each such issue which has been reasonably determined by CWM REIT to be a CAMC Tax Issue (as defined below in this Section) pursuant to the procedure described in this Section 8.10(c);

     (iv) provide CWM REIT (not later than 10 Business Days prior to the anticipated date of delivery or filing, or promptly after receipt as applicable) with a copy of all pleadings or other documents to be delivered to, received from, or filed with, any court or other tribunal, the IRS or other taxing authority with respect to (A) any CAMC Tax Issue (which may be redacted to eliminate all information not germane to any CAMC Tax Issue), and (B) any Tax Matter which had not previously been summarized for CWM REIT or with respect to which CWM REIT had requested and not received additional information (excluding from clause (B) documents or pleadings not filed by or on behalf of CCR or any consolidated or combined group of which it is a member);

     (v) cooperate with CWM REIT and its counsel, accountants and other advisors in connection with each such CAMC Tax Issue;

     (vi) in connection with each such CAMC Tax Issue, not submit to the IRS, any taxing authority or any court or other tribunal any pleading or other document without the written consent of CWM REIT (provided, however, that CWM REIT (A) shall be deemed to so consent if it has not communicated written notice of its non-consent to CCR before the close of business on the 10th business day following its receipt of such pleading or other document and (B) shall so consent unless it reasonably determines that any position taken in such pleading or other document, if accepted, could jeopardize CWM REIT's status as a real estate investment trust under the Code. The determination of CWM REIT that a position taken in a pleading or other document could jeopardize its status as a real estate investment trust shall be deemed reasonable for this purpose if such determination is based on the advice of its counsel or accountants, which advice shall be presented to CCR in writing within five Business Days after CWM REIT communicates its notice of non-consent to CCR (or such earlier time not sooner than the second Business Day thereafter as CCR shall reasonably determine to be necessary) unless CCR agrees to waive its right to see such advice in writing, to the effect that the position taken, if accepted, would give the IRS a reasonable basis for asserting that CWM REIT failed to continue to qualify as a real estate investment trust under the Code as a consequence of its acquisition of CAMC Advisor; and

     (vii) not settle, compromise or consent to the entry of any order, decree or judgment with respect to any CAMC Tax Issue or fail to pursue an available appeal of any such CAMC Tax Issue (a "Resolution") without the written consent of CWM REIT (provided, however, that CWM REIT (A) shall be deemed to so consent if it has not communicated written notice of its non-consent to CCR before the close of business on the 10th business day following its receipt of notice of such proposed settlement, compromise or consent and (B) shall so consent unless it reasonably determines that such Resolution would jeopardize CWM REIT's status as a real estate investment trust under the Code. The determination of CWM REIT that a Resolution would jeopardize its status as a real estate investment trust shall be deemed reasonable for this purpose if such determination is based on the advice of its counsel or accountants, which advice shall be delivered to CCR in writing within five Business Days after CWM REIT communicates its notice of non-consent to CCR (or such earlier time not sooner than the second Business Day thereafter as CCR shall reasonably determine to be necessary) unless CCR agrees to waive its right to see such advice in writing, to the effect that the Resolution would give the IRS a reasonable basis for asserting that CWM REIT failed to continue to qualify as a real estate investment trust under the Code as a consequence of its acquisition of CAMC Advisor. An issue raised in a Tax Matter shall be identified as a "CAMC Tax Issue" if CWM REIT communicates written notice to CCR that it has determined, with respect to a particular issue, that it is possible that the resolution of such issue could jeopardize its status as a real estate investment trust under the Code. The determination of CWM REIT that a possible resolution of a Tax Matter could jeopardize its status as a real estate investment trust shall be deemed reasonable for this purpose if such determination is based on the advice of its counsel or accountants, which advice shall be delivered to CCR in writing within five Business Days after CWM REIT communicates its determination to CCR (or such earlier time not sooner than the second Business Day thereafter as CCR shall reasonably determine to be necessary) unless CCR agrees to waive its right to see such advice in writing, to the effect that a possible resolution, would give the IRS a reasonable basis for asserting that CWM REIT failed to continue to qualify as a real estate investment trust under the Code as a consequence of its acquisition of CAMC Advisor. In any such CAMC Tax Issue, CWM REIT may at its expense engage counsel, accountants, or other advisors. Any CCR tax or financial information revealed to CWM REIT, its employees or any of its advisors in connection with matters described in this Section 8.10(c) shall be treated as strictly confidential by CWM REIT, its employees and such advisors.

     (d) Any refunds or credits of Taxes (including any interest thereon) due to or on behalf of CAMC Advisor received by or credited to CWM REIT shall be for the benefit of CCR, and CWM REIT shall use its best efforts to obtain any such refunds and shall pay over to CCR any such refunds immediately upon receipt thereof.

     (e) After the Effective Time, CWM REIT shall make available to CCR, as reasonably requested, all information, records or documents relating to tax liabilities or potential tax liabilities of CAMC Advisor and shall preserve all such information, records and documents until the expiration of any applicable statute of limitations or extensions thereof. CWM REIT shall prepare and provide to CCR such federal, state, local and foreign tax information packages as CCR shall request for the use of CCR in preparing any Tax Return that relates to CAMC Advisor. Such tax information packages shall be completed by CWM REIT and provided to CCR within 45 days after CCR's request therefor.

     (f) Other than pursuant to this Agreement, CWM REIT shall have no rights or obligations under any tax sharing agreement among CAMC Advisor and CCR and/or any of its affiliates.

     (g) CAMC Advisor and CCR shall make available, or shall cause to be made available to Price Waterhouse LLP or the CWM REIT E&P Committee, on a strictly confidential basis, as reasonably requested by Price Waterhouse LLP or the CWM REIT E&P Committee, all information, records or documents of CAMC Advisor, or of any consolidated or combined group of which CAMC Advisor was a member, which (i) is reasonably available to CCR, and (ii) Price Waterhouse LLP or the CWM REIT E&P Committee reasonably deems relevant to the preparation and delivery (by Price Waterhouse LLP) or review (by the CWM REIT E&P Committee) of the written comfort described in Section 9.3(e).

    8.11 Covenant Not to Compete, Continuing Arrangements Etc.

     (a) During the two-year period commencing on the Closing Date, CCR will not, without the written prior consent of CWM REIT, form, manage, sponsor or own any interest in, or in any other manner directly or indirectly including through any other Person participate in, a real estate investment trust (the parties hereto acknowledge and agree that the foregoing covenant is provided in connection with the Merger and the issuance of the CWM Common Stock and is intended to preserve the value of the goodwill and other intangible assets being acquired by CWM REIT in the Merger).

     (b) During the four-year period commencing on the Closing Date, (i) CCR will not employ, seek to employ, recruit, hire, or otherwise retain the services of any employee of CWM REIT without having obtained prior approval of CWM's Board of Directors, and (ii) CWM REIT will not employ, seek to employ, recruit, hire or otherwise retain the services of any employee of CCR without prior approval of the Chairman, Vice Chairman or a Senior Managing Director of

     (c) As long as CCR beneficially owns more than 5.0% of the issued and outstanding Common Stock of CWM REIT, or any director, officer or other employee or designee of CCR is also a member of the Board of Directors of CWM REIT, CCR will continue to make available to Indy Mac the CWMBS, Inc. REMIC shelf registration statement on a basis, and at a cost, substantially consistent with past practices.

     (d) As long as CCR beneficially owns more than 5.0% of the issued and outstanding Common Stock of CWM REIT, (i) if either of Messrs. David S. Loeb or Angelo R. Mozilo shall not be serving as a director of CWM REIT, CWM REIT shall cause one other person designated by CCR to be nominated to serve as a member of CWM REIT's Board of Directors in lieu of Mr. Loeb or Mr. Mozilo, as the case may be, and (ii) if neither Mr. Loeb nor Mr. Mozilo is serving as a director of CWM REIT, CWM REIT shall cause one person designated by CCR to be nominated to serve as a member of CWM REIT's Board of Directors; provided, however, that no person shall be nominated to serve as a director of CWM REIT pursuant to this Section 8.11(d) whose nomination to or service on CWM REIT's Board of Directors would require disclosure pursuant to Item 401(f) of Regulation S-K under the Securities Act.

     (e) At the Effective Time, CCR shall cause the Certificate of Indy Mac to be amended (the "Indy Mac Charter Amendment") to the effect that if (i) CCR shall cease to beneficially own more than 5.0% of the issued and outstanding Common Stock of CWM REIT, (ii) neither Mr. Loeb nor Mr. Mozilo is a director of CWM REIT, or (iii) there shall occur a Change of Control, CWM REIT shall be entitled, in its sole discretion, to compel the dissolution of Indy Mac and to receive in the related distribution all assets thereof other than an amount of cash, which shall be payable to CCR or its assignee, equal to three percent (3%) of the book value of Indy Mac (with each share of capital stock of Indy Mac, whether common, preferred or other, representing an equal economic interest without regard to any control premium) unless CCR, in its sole discretion, shall request an independent appraisal thereof and an appraiser mutually acceptable to CWM REIT and CCR determines that one percent (1%) of the fair market value of Indy Mac's assets either exceeds or is less than three percent (3%) of Indy Mac's book value, in which event CCR or its assignee shall receive such higher or lower value, as the case may be. The cost of such appraisal shall be borne by CCR. Additionally, the Indy Mac Charter Amendment shall prohibit the holder or holders of Indy Mac common stock, or any security into which it may be converted or for which it may be exchanged, from causing any assets, whether tangible or intangible, of Indy Mac to be used for any purpose other than in furtherance of Indy Mac's business.

     (f) In the event CWM REIT (i) establishes or acquires a majority ownership interest in an entity the business activities of which are substantially the same as all of the business activities then being conducted by Indy Mac or (ii) transfers to such other entity substantially all of the assets of Indy Mac, then CWM REIT shall be required, at CCR's option, to purchase CCR's interest in Indy Mac at a purchase price equal to the amount required to be paid to CCR or its assignee in the event of a liquidation of Indy Mac pursuant to paragraph (e) above.

     8.12 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, none of CAMC Advisor, CCR or CWM REIT shall knowingly take any action that would be inconsistent with the representations and warranties made by it herein, including, but not limited to, knowingly taking any action, or knowingly failing to take any action, that is known to cause disqualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Furthermore, from and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of CWM REIT, CCR and CAMC Advisor shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of CWM REIT after the Effective Time as a real estate investment trust as defined within
Section 856 of the Code.

     8.13 Public Statements. The parties shall consult with each other prior to issuing any public announcement or statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such public announcement or statement prior to such consultation, except as may be required by law or by the rules of the Exchange.

     8.14 Letter of CAMC Advisor's Accountants. CAMC Advisor shall use reasonable efforts to cause to be delivered to CWM REIT an "agreed-upon procedures" report of Grant Thornton LLP covering the financial statements and other financial and statistical information of CAMC Advisor set forth in the Proxy Statement and dated a date within five business days before the date on which the Proxy Statement shall be mailed to the stockholders of CWM REIT and addressed to CWM REIT, in form and substance reasonably satisfactory to CWM REIT and customary in scope and substance for reports delivered by independent public accountants in connection with proxy statements relating to mergers where the consideration paid is registered on Form S-4 under the Securities Act.

    8.15 Employee Matters.

     (a) As of the Closing Date or as soon as practicable thereafter but effective as of the Closing Date, CWM REIT shall establish a defined benefit pension plan (the "CWM REIT DB Plan") providing comparable benefits to the employees currently employed by CAMC Advisor who become employees of CWM REIT ("Transferring Employees") and who were as of the Closing Date covered by CCR's defined benefit pension plan (the "CCR DB Plan"). Following the date hereof, the parties shall negotiate in good faith the terms of a transfer of assets and liabilities from the CCR DB Plan to the CWM REIT DB Plan in respect of the CAMC Employees and CCR will provide the information required by one or more actuarial firms acceptable to the parties to make the actuarial determinations concerning such a transfer. If such an agreement cannot be reached, there will be no transfer of assets and liabilities from the CCR DB Plan, the CCR DB Plan shall retain the liability for all benefits accrued under such plan through the Closing Date in respect of the CAMC Employees and CCR will amend the CCR DB Plan, effective as of the Closing Date, to provide that the service of Transferring Employees for CWM REIT and its affiliates will be counted solely for vesting purposes under the CCR DB Plan with respect to benefits accrued as of the Closing Date by the Transferring Employees. CCR acknowledges that if assets are transferred (representing the cost of the accrued benefits) from the CCR DB Plan to the CWM REIT DB Plan, they shall be considered to have been attributable to amounts paid by CWM REIT pursuant to the provisions of the Management Agreement. All reasonable expenses of any actuaries, consultants and mechanics of the Transferring Employees and the accrued benefits (except the direct costs thereof referred to above) shall be borne by CWM REIT.

     (b) (1) Effective as of the Closing Date, all CAMC Employees who participated in the CCR 401(k) Plan immediately prior to the Closing Date and who are Transferring Employees (the "Savings Participants") shall become participants under a defined contribution plan meeting the requirements of
Section 401(k) of the Code established by CWM REIT or maintained by CWM REIT or an Affiliate of the CWM REIT (the "CWM REIT 401(k) Plan"). The CWM REIT 401(k) Plan shall (i) provide for the transfer to the trust under the CWM REIT 401(k) Plan of the assets attributable to the accounts of the Savings Participants under the CCR 401(k) Plan and the crediting and maintenance of such accounts under the CWM REIT 401(k) Plan, (ii) preserve for the Savings Participants all benefits required to be preserved under Section 411(d)(6) of the Code with respect to their accounts transferred to CWM REIT 401(k) Plan, and (iii) provide that periods of employment with CAMC Advisor, its Affiliates or other predecessor employers, to the extent recognized under the CCR 401(k) Plan immediately prior to the Closing Date, shall be taken into account for purposes of determining, as applicable, eligibility for participation, distributions, vesting and amount of employer contributions of any Savings Participant under the CWM REIT 401(k) Plan. Without limiting the foregoing, the CWM REIT 401(k) Plan shall (i) accept the transfer of participant loans from the CCR 401(k) Plan and shall provide for the continued administration of such transferred participant loans for the remainder of their terms in accordance with the provisions thereof and (ii) accept the transfer of shares of CCR common stock ("Stock") in respect of Savings Participants' interest in the CCR Stock Fund maintained under the CCR 401(k) Plan.

     (2) As promptly as practicable after the Closing, CWM REIT shall provide to CCR documentation satisfactory to CCR regarding the qualified status of the CWM REIT 401(k) Plan under Section 401(a) of the Code either in the form of a favorable determination letter issued by the IRS or an opinion of outside counsel to CWM REIT. CWM REIT covenants and agrees to take all such action as may be necessary to establish and maintain the qualified status of the CWM REIT 401(k) Plan through the asset transfer date referred to in paragraph (b)(1) above.

     (3) Provided that CWM REIT has complied with the foregoing requirements of this Section 8.15, CCR shall cause the trustee of the CCR 401(k) Plan to transfer to the trustee of CWM REIT 401(k) Plan, and CWM REIT shall cause the trustee of CWM REIT 401(k) Plan to accept such transfer, an amount equal to the fair market value of the aggregate account balances of the Savings Participants determined as of the Valuation Date (the "Transfer Amount"); provided, however, that such transfer shall be made in two tranches as follows: the first tranche shall be transferred on the Valuation Date and shall be an amount equal to not less than 90% of the amount which CCR in good faith reasonably estimates to be the Transfer Amount (the "Estimated Transfer Amount") and the second tranche shall be transferred not more than 30 days after the Valuation Date and shall be an amount equal to the difference between the Transfer Amount and the Estimated Transfer Amount; and provided, further, however, that such transfer shall consist only of cash, participant loans (including any promissory notes or other documents evidencing such participant loans) and shares of Stock.

     (c) Effective as of the Closing Date, CWM REIT shall offer to cover all salaried CAMC Employees who are Transferring Employees under replacement vacation, health, dental, prescription drug, life insurance, disability and other health and welfare benefit plans as it may determine in its sole discretion to be appropriate; provided, however, that in any event CWM REIT shall (1) waive any limitation of coverage of such CAMC Employees (and their eligible dependents) due to pre-existing conditions which were covered under CCR's Welfare Benefit Plans, (2) credit each such CAMC Employee with all deductible payments and co-payments paid by such CAMC Employee under CCR's Welfare Benefit Plans during the year in which the Closing occurs for the purpose of determining the extent to which any such CAMC Employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under CWM REIT's health and welfare benefit plans for such year and (3) credit each such CAMC Employee for all service with CCR and its Affiliates with their respective predecessors prior to the closing for all purposes for which such service was recognized by CCR. Except with respect to liabilities arising under plans described in Sections 8.15(a), (b) and (d) (the treatment of which is provided for in those Sections), (i) CWM REIT shall be liable for all benefits accrued and claims incurred on and after the Closing Date by or in respect of Transferring Employees (including in the case of claims for medical or dental benefits, all medical and dental expenses incurred on and after the Closing Date) and (ii) CCR shall have no liability with respect thereto; and CCR shall be liable for all benefits accrued and claims incurred prior to the Closing Date (including in the case of medical or dental benefits, all medical and dental expenses incurred prior to the Closing Date) and CWM REIT shall have no liability with respect thereto (other than its obligations relating thereto pursuant to the Management Agreement for periods through the Closing Date).

     (d) Following the date hereof, the parties shall negotiate in good faith the terms of a transfer of assets and liabilities from CCR's deferred compensation plan and supplemental executive retirement plan to such plans of CWM REIT as CWM REIT may reasonably establish in respect of the CAMC Employees and CCR will provide the information required by one or more actuarial firms acceptable to the parties to make the actuarial determinations concerning such a transfer. If such an agreement cannot be reached, there will be no transfer of assets and liabilities from its deferred compensation plan and supplemental executive retirement plan, CCR's deferred compensation plan and supplemental executive retirement plan shall retain the liability for all benefits accrued under such plan through the Closing Date in respect of the CAMC Employees and CCR will amend CCR's deferred compensation plan and supplemental executive retirement plan, effective as of the Closing Date, to provide that the service of Transferring Employees for CWM REIT and its affiliates will be counted solely for vesting purposes under such plans with respect to benefits accrued as of the Closing Date by the Transferring Employees. CCR acknowledges that if assets are transferred (representing the cost of the accrued benefits) from CCR's deferred compensation plan and supplemental executive retirement plan to such plans of CWM REIT, they shall be considered to have been attributable to amounts paid by CWM REIT pursuant to the provisions of the Management Agreement. All reasonable expenses of any actuaries, consultants and mechanics of the Transferring Employees and the accrued benefits (except the direct costs thereof referred to above) shall be borne by CWM REIT.

     8.16 Notice of Certain Events. Each party hereto shall promptly notify the other party of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Body in connection with the transactions contemplated by this Agreement; and (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting either such party or any of its Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed on Section 5.5 of the CAMC Advisor Disclosure Schedule or which relate to the consummation of the transactions contemplated by this Agreement.

     8.17 Director and Officer Indemnification. From and after the Effective Date, CCR shall not amend, repeal or otherwise modify the current provisions in its Certificate of Incorporation or Bylaws providing for limitation of director liability and indemnification of directors, officers, employees and agents in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of CAMC Advisor in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law. CCR shall also cause to be maintained in effect for not fewer than 60 months from the Effective Time policies of directors' and officers' liability insurance currently in force for its own officers and directors to cover those persons who are or were directors and/or officers of CAMC Advisor (provided that CCR may substitute therefor policies providing coverage in an aggregate amount of $20 million, the other terms and conditions of which are no less advantageous than those contained in the policies currently in force) with respect to matters occurring prior to the Effective Time, unless it can be shown that such policies cannot be obtained or maintained, as the case may be, by CCR on terms that are commercially reasonable at such time; provided, that, in the event any claim or claims are asserted or made within such 60 months, such coverage in respect thereof shall not be terminated until final disposition of all such claims. CWM REIT shall reimburse CCR for the cost of obtaining or maintaining, as the case may be, such policies to the extent that such cost is reasonably allocable to $20 million of coverage in respect of actions or omissions of directors, officers, employees or agents of CAMC Advisor prior to the Effective Time, provided that the amount of such reimbursement shall not exceed $50,000 in the aggregate. This Section 8.17 which shall survive the consummation of the Merger and the Effective Time, and except as set forth herein, shall continue without limit, is intended to benefit each present and former director and officer of CAMC Advisor and their heirs and legal representatives (who shall be entitled to enforce the provisions hereof) and shall be binding on all successors and assigns of CAMC Advisor and CCR. In the event that CCR or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in such case, proper provisions shall be made so that the successors and assigns of CCR assume the obligations set forth in this
Section 8.17.


     8.18 Further Action. Each party hereto shall, subject to the fulfillment or waiver at or before the Effective Time of each of the conditions of performance set forth herein, perform such further acts and execute such documents as may reasonably be required to effect the Merger.

     8.19 Books and Records. Unless otherwise consented to in writing by CCR, CWM REIT will not, and will not cause or permit any of its Affiliates or Subsidiaries to, destroy or otherwise dispose of any of the books and records of CAMC Advisor prior to the tenth anniversary of the Closing Date, and CWM REIT will, and will cause its Affiliates and Subsidiaries to, grant CCR and its representatives reasonable access thereto during normal business hours and permit them to make copies thereof and, prior to destroying or discarding any of such party's books and records, shall provide the other party hereto the opportunity to retain copies of such records.

     8.20 Restrictions on Resale of Share Consideration. Without the prior written consent of CWM REIT or except pursuant to Section 2.2 of the Registration Rights Agreement (a) CCR will neither sell, pledge nor otherwise transfer any of the CAMC Share Consideration or shares of the CWM Common Stock acquired in the exercise of its Special Purchase Rights for a two-year period commencing upon the Closing Date and (b) during the 12 month period following such two-year period, CCR may transfer up to 50% of all of such shares. Thereafter, CCR may transfer up to 100% of any of such shares not previously so transferred.

     8.21 CAMC Advisor Shareholder Approval. CCR hereby agrees to vote the shares of CWM Common Stock owned by CCR, and CAMC Advisor hereby agrees to vote the shares of CWM Common Stock owned by CAMC Advisor, in favor of the Agreement and the transactions contemplated hereby.

     8.22 Waiver of Limitations on Percentage Ownership. In the event that CWM REIT shall waive the application of the limitation on percentage ownership of shares of CWM Common Stock set forth in Section 3 of CWM REIT's Certificate of Incorporation with respect to any Person, CWM REIT shall waive the application of such limitation in the same manner and to the same extent with respect to

     8.23 Delivery of Certain Financial Statements. Promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, CAMC Advisor shall provide to CWM REIT (i) true and correct copies of its unaudited consolidated balance sheet as of February 28, 1997, and related unaudited statements of income and cash flows for the fiscal year ended on February 28, 1996 and 1997 and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by CAMC Advisor that to its knowledge such balance sheet (including the related notes, if any) presents fairly, in all material respects, the financial position of CAMC Advisor as of the specified date, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with generally accepted accounting principles consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

     8.24 Distributions. CAMC Advisor shall declare and pay a dividend payable to CCR immediately prior to the Effective Time in an amount equal to the amount
(i) determined by Price Waterhouse LLP to enable it to express the written comfort required by Section 9.3(e) and (ii) timely communicated to CCR. CAMC Advisor shall also declare a dividend payable to CCR and payable immediately prior to the Effective Time of any property, known or unknown, owned by CAMC Advisor that, in the absence of such distribution, would result in the breach of the representation and warranty contained in Section 5.8(c).

     8.25 Sales and Use Taxes, Etc. All sales, use, transfer, recording and similar Taxes imposed on and payable by CWM REIT, CCR, or CAMC Advisor arising out of or in connection with the transactions effected pursuant to this Agreement shall be borne equally by CCR and CWM REIT.

                                    ARTICLE 9
                            CONDITIONS TO THE MERGER

     9.1 Conditions to Each Party's Obligations. The respective obligations of CWM REIT, CAMC Advisor and CCR to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived only with the consent of CCR and CWM REIT:

     (a) CWM REIT Stockholder Approval. The Agreement, the transactions contemplated hereby and any proposed amendments to or waivers in respect of CWM REIT's Certificate of Incorporation and Bylaws necessary to carry out the transactions contemplated hereby as to which stockholder approval is being sought in the Proxy Statement shall have been duly approved, in each case by the requisite holders of CWM Common Stock in accordance with applicable provisions of the Exchange, the DGCL, and CWM REIT's Certificate of Incorporation and Bylaws.

     (b) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act, if applicable, shall have expired or been terminated.

     (c) No Injunction or Proceedings. There shall not be in effect any judgment, writ, order, injunction or decree of any court or Governmental Body of competent jurisdiction restraining, enjoining or otherwise preventing consummation of the transactions contemplated by this Agreement or permitting such consummation only subject to any condition or restriction unacceptable to either of CWM REIT or CAMC Advisor, each in its reasonable judgment, nor shall there be pending or threatened by any Governmental Body any suit, action or proceeding seeking to restrain or restrict the consummation of the transactions contemplated hereby or seeking damages in connection therewith, which, in the reasonable judgment of either CWM REIT or CAMC Advisor could have (i) a Material Adverse Effect on CWM REIT or CAMC Advisor, or (ii) a material adverse effect on the ability, of CWM REIT, CCR or CAMC Advisor to perform its respective obligations under this Agreement, the Cooperation Agreement or the Registration Rights Agreement.

     (d) No Suspension of Trading, Etc. At the Effective Time, there shall be no suspension of trading in, or limitation on prices for, securities generally on the Exchange, declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war, armed hostility, or other international or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of CWM REIT, would have a Material Adverse Effect on CAMC Advisor or, in the sole judgment of CCR, would have a Material Adverse Effect on CWM REIT.

     (e) Registration Rights Agreement. The Registration Rights Agreement, in substantially the form of Exhibit A attached hereto, except for such changes therein as may be agreed upon by CCR and CWM REIT, shall have been executed and delivered by the parties thereto.

     (f) Cooperation Agreement. An agreement between CCR and CWM REIT relating to certain interim sharing and service arrangements (the "Cooperation Agreement"), in form and substance reasonably satisfactory to the parties thereto, shall have been executed and delivered by each such party.

     (g) Employment Contract. Michael W. Perry, the Executive Vice President and Chief Operating Officer of CAMC Advisor, shall have entered into a long-term employment contract with CAMC Advisor, and CWM REIT shall have assumed such contract.

     (h) Physical Facility. A new long-term lease or sublease agreement (or other satisfactory arrangement) relating to space at 35 North Lake Avenue or 155 North Lake Avenue, in form and substance reasonably satisfactory to each party to the lease or sublease agreement, shall have been executed and delivered by each such party.

     9.2 Conditions to Obligations of CCR and CAMC Advisor to Effect the Merger. The obligations of CCR and CAMC Advisor to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, unless waived in writing by CCR and CAMC Advisor:

     (a) CWM REIT shall have performed in all material respects its obligations and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of CWM REIT contained in this Agreement shall be true and correct in all material respects as of the Closing Date as if made on the Closing Date (except for changes therein contemplated or permitted by this Agreement), and CAMC Advisor shall have received a certificate of the Executive Vice President and Chief Operating Officer of CWM REIT, dated the Closing Date, certifying to such effect.

     (b) Since September 30, 1996, there shall not have occurred or been threatened any material adverse changes in the business, properties, operations or condition (financial or other) of CWM REIT.

     (c) The limitation on percentage ownership of shares of CWM Common Stock set forth in Section 3 of CWM REIT's Certificate of Incorporation, if applicable, shall have been duly waived for CCR for the purposes of the Merger and such waiver shall be valid and in full force and effect. Such waiver shall also apply to the exercise of the Special Purchase Rights of CCR.

     (d) CAMC Advisor and CCR shall have received the favorable opinion of Brown & Wood LLP, in form and substance satisfactory to CCR, as to (i) the corporate existence and authority of CWM REIT, (ii) the due authorization, execution and delivery of this Agreement and the Registration Rights Agreement by CWM REIT,
(iii) the enforceability of each of this Agreement and the Registration Rights Agreement and (iv) the due authorization, issuance, delivery, validity and nonassessability of the Share Consideration.

     (e) CCR shall have received an opinion of Fried, Frank, Harris, Shriver & Jacobson, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

     9.3 Conditions to Obligation of CWM REIT to Effect the Merger. The obligations of CWM REIT to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, unless waived in writing by CWM REIT:

     (a) CAMC Advisor and CCR shall have performed in all material respects their respective obligations and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of CAMC Advisor and CCR contained in this Agreement shall be true and correct in all material respects as of the Closing Date as if made on the Closing Date (except for changes therein contemplated or permitted by this Agreement), and CWM REIT shall have received a certificate of the Chairman, Vice Chairman, or a Senior Managing Director of CCR and of the President of CAMC Advisor, respectively, dated the Closing Date, certifying to such effect.

     (b) Since August 31, 1996, there shall not have occurred or been threatened any material adverse changes in the business, properties, operations or condition (financial or other) of CAMC Advisor, except for changes resulting from (i) fees or other amounts earned by CAMC Advisor under the Management Agreement or (ii) any transactions contemplated by this Agreement, including
Section 8.8.

     (c) If required by the Special Committee, Dean Witter shall have delivered to the Special Committee prior to the date that the Proxy Statement is mailed to the Stockholders of CWM REIT its opinion that the consideration to be paid to CCR is fair, from a financial point of view.

     (d) CWM REIT shall have received an appropriate affidavit from CCR stating CCR's United States taxpayer identification number and that the CCR is not a foreign person within the meaning of Section 1445(b)(2) of the Code.

     (e) CWM REIT shall have received written comfort in form and substance reasonably satisfactory to it from Price Waterhouse LLP that CAMC Advisor will not have any accumulated or current earnings and profits within the meaning of
Section 312 of the Code as of the Effective Time. CCR shall provide to the CWM REIT E&P Committee and Price Waterhouse LLP all information reasonably available to CCR that is necessary to calculate the accumulated and current earnings and profits of CAMC Advisor as of the Effective Time, including but not limited to all federal income Tax Returns of CAMC Advisor and any consolidated group of which CAMC Advisor and CCR are or have been members, working papers created with respect to such Tax Returns, and information with respect to any federal income Tax controversy, either pending or resolved, with respect to such returns. Any such information shall be treated as strictly confidential by the CWM REIT E&P Committee, Price Waterhouse LLP and every employee of, and advisor to, CWM REIT and Price Waterhouse LLP.

     (f) CWM REIT shall have received the favorable opinion of (i) Fried, Frank, Harris, Shriver & Jacobson, in form and substance satisfactory to CWM REIT, as to (A) the corporate existence and authority of each of CCR and CAMC Advisor,
(B) the due authorization, execution and delivery of this Agreement by each of CCR and CAMC Advisor, (C) the due authorization, execution and delivery of the Registration Rights Agreement by CCR, and (D) the enforceability of each of this Agreement and the Registration Rights Agreement and (ii) Sandor E. Samuels, General Counsel to CCR, in form and substance satisfactory to CWM REIT, as to the due authorization, issuance, validity, nonassessability and ownership of the CAMC Shares.

     (g) CWM REIT shall have received from each of Messrs. David S. Loeb and Angelo R. Mozilo an expression of his current intention to continue to serve as Chairman and Vice Chairman, respectively, of the Board of Directors of CWM REIT, subject to (i) CCR's maintaining beneficial ownership of in excess of 5.0% of the issued and outstanding CWM Common Stock, (ii) his death or disability, and
(iii) the wishes of CWM REIT's Board of Directors and stockholders.

     (h) CWM REIT shall have received from Mr. Angelo R. Mozilo an expression of his current intention to continue to serve as of Chief Executive Officer of CWM REIT for at least two years following the Closing Date, subject to (i) CCR's maintaining beneficial ownership of in excess of 5.0% of the issued and outstanding CWM Common Stock, (ii) his death or disability, and (iii) the wishes of CWM REIT's Board of Directors and stockholders.

     (i) The Indy Mac Charter Amendment, in form and substance satisfactory to CWM REIT, shall have been filed with the Secretary of State of the State of Delaware and shall be in effect.

                                   ARTICLE 10
                         TERMINATION; AMENDMENT; WAIVER

     10.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by CCR or the stockholders of CWM REIT, respectively, either by the mutual written consent of CWM REIT and CCR or by mutual action of the Board of Directors of CCR and the Special Committee of CWM REIT.

     10.2 Termination by Either CWM REIT or CAMC Advisor. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee in the event of a failure of a condition to the obligations of CWM REIT set forth in Article 9 of this Agreement; (b) by action of the Board of Directors of CCR in the event of a failure of a condition to the obligations of CCR or CAMC Advisor set forth in Article 9 of this Agreement; or (c) by action of the Board of Directors of CCR or the Special Committee if (i) the Pre-Closing Market Value is greater than $26.16 or less than $16.92 or (ii) a United States federal or state court of competent jurisdiction or United States federal or state Governmental Body shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided, that the party seeking to terminate this Agreement pursuant to this clause (c)(ii) shall have used all reasonable efforts to remove such order, decree, ruling or injunction; and provided, in the case of a termination pursuant to clause (a) or
(b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have approximately contributed to the occurrence of the failure referred to in said clause.

     10.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article 10, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, except that nothing herein will relieve any party from liability for any breach of this Agreement.

     10.4 Amendment. This Agreement, the Cooperation Agreement and the Registration Rights Agreement may be amended at any time by written agreement signed by CWM REIT, CAMC Advisor (provided that the signature of CAMC Advisor signed by CWM REIT, CAMC Advisor (provided that the signature of CAMC Advisor shall only be required for amendments prior to the Effective Time) and CCR; provided, however, that an amendment to this Agreement made subsequent to the adoption by the stockholders of CWM REIT of this Agreement shall not alter or change (i) the amount or kind of consideration to be received in exchange for or on conversion of all or any of the shares of CAMC Advisor, (ii) any term of the Certificate of Incorporation of CWM REIT, or (iii) any of the terms and conditions of this Agreement if such alteration or change would adversely affect the stockholders of CWM REIT.

     10.5 Waiver. Any party to this Agreement, the Cooperation Agreement or the Registration Rights Agreement may extend the time for the performance of any of the obligations or other acts of any other party hereto, or waive compliance with any of the agreements of any other party or with any condition to the obligations hereunder, in any case only to the extent that such obligations, agreements and conditions are intended for its benefit.

                                   ARTICLE 11
                                  MISCELLANEOUS

     11.1 Expenses. Except as otherwise expressly provided herein, each party shall bear its own expenses, including the fees and expenses of any attorneys, accountants, investment bankers, brokers, finders or other intermediaries or other Persons engaged by it, incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that in the event that the Merger occurs, CWM REIT shall bear all out-of-pocket fees and expenses of CAMC Advisor and CCR arising out of or incurred in connection with (a) the transfer of the CAMC Employees to CWM REIT and compliance by CAMC Advisor and CCR with the provisions of Sections 8.15 and 8.17 hereof, including, without limitation, all actuarial, consulting and other fees and expenses, (b) the audit of the CAMC financial statements referred to in Section 5.11, (c) the letter of Grant Thornton LLP referred to in Section 8.14 (including the fees and expenses of Grant Thornton LLP related thereto), (d) any of the matters described in Section
8.17 and (e) the Proxy Statement and the CWM REIT Stockholders Meeting, including all printing, mailing, solicitation, legal, accounting and other fees and expenses.

     11.2 Notices, Etc. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly given to any party when delivered personally (by courier service or otherwise), when delivered by facsimile and confirmed by return facsimile, or seven days after being mailed by first-class mail, postage prepaid and return receipt requested in each case to the applicable addresses set forth below:

If to CAMC Advisor or to CCR:
c/o Countrywide Credit Industries, Inc.
155 North Lake Avenue

Pasadena, CA 91101 Attention: General Counsel
Facsimile: (818) 584-2397

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, NY 10004
Attention: Kenneth R. Blackman
Facsimile: (212) 859-4000

If to CWM REIT:
CWM Mortgage Holdings, Inc.
35 North Lake Avenue

Pasadena, CA 91101 Attention: General Counsel
Facsimile: (818) 304-7575

with a copy to:
Brown & Wood LLP
One World Trade Center

New York, NY 10048-0557 Attention: Edward J. Fine
Facsimile: (212) 839-5599

     or to such other address as such party shall have designated by notice so given to each other party.

     11.3 Survival. The representations and warranties of the parties hereto contained in this Agreement or in any certificate delivered pursuant hereto or in connection herewith shall survive the Closing, but shall terminate on the first anniversary of the Closing Date, except that those contained in Sections 5.7, 5.8 and 5.13 shall terminate upon expiration of the applicable statute of limitations with respect to the matters covered thereby. The covenants and agreements set forth in this Agreement shall not survive the Closing except in such cases where such covenants and agreements by their terms contemplate performance after the Closing Date. Notwithstanding the preceding sentences, any covenant, agreement, representation or warranty in respect of which indemnity may be sought pursuant to Section 4.6 shall survive the time at which it would otherwise terminate pursuant to the preceding provisions of this Section 11.3, if written notice of the inaccuracy or breach thereof, specifying Damages (including the amount thereof) giving rise to such right to indemnity shall have been given to the party against whom such indemnity may be sought. If any governmental taxing authority asserts a deficiency with respect to a tax matter which, if conceded, could result in a claim for which indemnity could be sought pursuant to Section 4.6, CWM REIT shall be permitted to give notice of the breach of a representation, warranty, covenant, or agreement and specify Damages in the amount so asserted (including applicable interest and penalties), notwithstanding CWM REIT's intent to dispute such claims. The amount of the claim shall be deemed to be the amount of the settlement or adjudicated damages.

     11.4 No Assignment. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns; provided that, except as otherwise expressly set forth in this Agreement, neither the rights nor the obligations of any party may be assigned or delegated without the prior written consent of the other party.

     11.5 Entire Agreement. Except as otherwise provided herein, this Agreement, the Cooperation Agreement and the Registration Rights Agreement embody the entire agreement and understanding among the parties relating to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter, and there are no representations, warranties or covenants by the parties hereto relating to such matter other than those expressly set forth herein (including the CAMC Advisor Disclosure Schedule) or therein and any writings expressly required hereby or thereby.

     11.6 Specific Performance. The parties acknowledge that, except for breaches of Sections 4.6 and 8.20 as to which the sole remedy shall be money damages, money damages are not an adequate remedy for violations of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper to enforce this Agreement or to prevent any violation hereof.

     11.7 Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     11.8 No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     11.9 No Third-Party Beneficiaries. Except for the successors and assigns referred to in Section 11.4 and the directors, officers, employees, affiliates, agents and assigns referred to in Section 4.6, and in each such section, only to the extent of the rights and benefits set forth therein, this Agreement is not intended to be for the benefit of and shall not be enforceable by any Person or entity who or which is not a party hereto.

     11.10 Jurisdiction and Venue. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Central District of California or any court of the State of California located in the City of Los Angeles in any action suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein); provided, however, that such consent to jurisdiction is solely for the purpose referred to in this
Section 11.10 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of California other than for such purpose.

     11.11 Governing Law. This Agreement and all disputes hereunder shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to principles of conflict of laws.

     11.12 Name, Captions, Etc. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not affect the interpretation or construction hereof. Unless otherwise specified (a) the terms "hereof," "herein" and similar terms refer to this Agreement as a whole and (b) references herein to Articles or Sections refer to articles or sections of this Agreement.

     11.13 Severability. If any term of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such term to the other parties or circumstances shall not be affected thereby and shall be enforced to the fullest extent permitted by applicable law, provided that in such event the parties shall negotiate in good faith in an attempt to agree to another provision (in lieu of the term or application held to be invalid or unenforceable) that will be valid and enforceable and will carry out the parties' intentions hereunder.

     11.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies, each signed by less than all, but together signed by all, the parties hereto.

     11.15 Gender; Number. All references to gender or number in this Agreement shall be deemed interchangeably to have a masculine, feminine, neuter, singular or plural meaning, as the context requires.

     11.16 Ambiguities. Notwithstanding any rules or canons of construction to the contrary, the parties hereto agree that the terms and provisions contained herein shall be construed as if each party hereto participated equally in the drafting and preparation of this Agreement.


     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by an officer duly authorized to do so, all as of the day and year first above written.

CWM MORTGAGE HOLDINGS, INC., a Delaware corporation


By: /s/ Michael W. Perry

------------------------

COUNTRYWIDE ASSET MANAGEMENT CORPORATION, a Delaware corporation


By: /s/ James P. Gross
------------------------

COUNTRYWIDE CREDIT INDUSTRIES, INC., a Delaware corporation


By: /s/ Stanford L. Kurland
------------------------

                                    EXHIBIT A


                          REGISTRATION RIGHTS AGREEMENT

                       Filed as Exhibit C to Schedule 13D

                                      C-17
                                    Exhibit C


                          REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement dated as of July 1, 1997, is made and entered into by and between CWM Mortgage Holdings, Inc., a Delaware corporation ("CWM REIT" or the "Company"), and Countrywide Credit Industries, Inc. ("CCR") in connection with the issuance by CWM REIT of shares of common stock, par value $0.01 per share ("Common Stock"), pursuant to the Agreement and Plan of Merger, dated as of January 29, 1997 (the "Merger Agreement"), among CWM REIT, Countrywide Asset Management Corporation, a Delaware corporation ("CAMC Advisor"), and CCR, as sole stockholder of CAMC
Advisor. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Merger Agreement.

     WHEREAS, the execution and delivery of this Registration Rights Agreement is a condition to the closing of the transactions contemplated by the Merger Agreement; and

     WHEREAS, to induce CWM REIT to provide certain registration rights to CCR and to perform its obligations hereunder and under the Merger Agreement, on the one hand, and in order to induce CCR to enter into the Merger Agreement and to perform its obligations hereunder and under the Merger Agreement, on the other hand, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, CWM REIT and CCR hereby agree as follows:

    Section 1.1 Definitions

     "Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

    "Commission" means the Securities and Exchange Commission.

     "Exchange Act" means the Securities Exchange Act of 1934, and the rules and regulations of the Commission promulgated thereunder.

     "Registrable Security" means each of the shares of Common Stock acquired by CCR pursuant to the Merger Agreement upon original issue thereof and at all times subsequent thereto (including through the exercise of the Special Purchase Rights granted pursuant to Section 2.4 of this Agreement), until (i) it has been disposed of pursuant to an effective registration statement under the Act covering it, (ii) it is distributed to the public pursuant to Rule 144 under the Act, as such Rule may be amended from time to time (or any similar provision then in effect) ("Rule 144"), or (iii) it is sold, assigned or otherwise transferred in any other transaction not requiring registration under the Act.

    "Special Purchase Rights" as defined in Section 2.4.

    "Triggering Date" means the second anniversary of the Effective Time.

    Section 2.1 Demand Registration

     (a) Request for Registration. At any time and from time to time on and after the Triggering Date and subject to the terms and conditions hereof, CCR may make a written request to CWM REIT to file with the Commission a registration statement ("Demand Registration Statement") and such other documents, including a prospectus, as may be necessary in order to comply with the provisions of the Act so as to permit a public offering and sale of up to all of the Registrable Securities (subject to the limitations set forth in
Section 8.20 of the Merger Agreement). Any registration effected under this paragraph (a) is hereinafter referred to as a "Demand Registration." CCR may make, in the aggregate, not more than two (2) requests for a Demand Registration. CCR shall have the right to withdraw any such request by giving written notice to CWM REIT of its request to withdraw at any time prior to effectiveness of the registration statement therefor; provided that in the event of such withdrawal, CCR shall be responsible for all fees and expenses (including fees and expenses of counsel) incurred by CWM REIT prior to such withdrawal and provided further that such requested registration shall not count toward the two Demand Registration requests permitted pursuant to this Section 2.1(a). Any request to effect a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and shall also specify the intended method of disposition thereof. There shall be permitted hereunder only one Demand Registration during any nine (9) month period, measured in each case from the effective date of the most recent Demand Registration. The minimum aggregate number of Registrable Securities that must be covered by any Demand Registration Statement request shall be the lesser of (i) 1,250,000 shares of Common Stock and (ii) Registrable Securities having a market value of $20,000,000.

     (b) Effective Registration. A registration will not be deemed to have been effected as a Demand Registration unless and until it has been declared effective by the Commission and CWM REIT has complied in all material respects with its obligations under this Registration Rights Agreement with respect thereto; provided that if, after it has become effective, the offering of securities pursuant to such registration is or becomes the subject of any stop order, injunction or other order or requirement of the Commission or any other governmental or administrative agency, or if any court prevents or otherwise limits the sale of such securities pursuant to the registration, such registration will be deemed not to have been effected as to the shares subject to such stop order, injunction, other order, requirement or limitation unless such stop order, injunction, other order, requirement or limitation is rescinded or the issuance of such stop order, injunction, other order, requirement or limitation is imposed in response to an act or omission on the part of CCR. If a registration requested pursuant to this Section 2.1 is deemed not to have been effected and such failure to have been effected is not the result of any act or omission of CCR (other than a withdrawal of such request by CCR prior to the effectiveness of the registration statement therefor), then CWM REIT shall continue to be obligated to effect such registration pursuant to this Section
2.1 (and such registration shall not count toward the two Demand Registration requests permitted pursuant to Section 2.1(a)).

     (c) Selection of Underwriters. If CCR so elects, the offering of Registrable Securities pursuant to a Demand Registration shall be in the form of an underwritten offering, in which case CWM REIT and CCR shall jointly select one or more nationally recognized firms of investment bankers to act as the managing underwriters (the "Underwriters") in connection with such offering.

     (d) Deferral. Notwithstanding the foregoing, if CWM REIT shall furnish to CCR a certificate signed by a duly authorized officer of CWM REIT stating that the Board of Directors of CWM REIT has, by duly authorized resolution, determined in good faith that, in light of the pendency of a Material Transaction (as defined below), it would be materially detrimental to CWM REIT and its shareholders for such registration statement to be filed and it is therefore in the best interest of CWM REIT to defer the filing of such registration statement, CWM REIT shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request for a Demand Registration. CCR acknowledges that it would be materially detrimental to CWM REIT and its shareholders for such registration statement to be filed and therefore in the best interest of CWM REIT to defer such filing if such filing would impose an undue burden upon the ability of CWM REIT to proceed with any reorganization, merger, consolidation or acquisition of the securities or assets of another firm or corporation or disposition of the securities or assets of CWM REIT or a public offering by CWM REIT of common stock or other securities of CWM REIT registered under the Act which, in each case, is material to CWM REIT (a "Material Transaction"). If CWM REIT shall have delivered the certificate referred to above and thereafter (if applicable) shall have entered into a definitive agreement or filed a registration statement or a proxy statement in connection with a Material Transaction, CWM REIT shall, upon written notice to CCR, have the right to defer the filing of the registration statement requested to be filed by CCR but in no event for longer than sixty (60) days from the expiration of the initial ninety (90) day extension period referred to above as is reasonably necessary to enable CWM REIT to satisfy its disclosure obligations under the Act in such registration statement with respect to the Material Transaction. (e) Reduction of Offering. CWM REIT may include in a Demand Registration pursuant to this Section 2.1 shares of Common Stock for the account of CWM REIT and for the account of any other person or entity who holds shares of Common Stock; provided, however, that if the lead managing Underwriter of any underwritten offering described in this Section 2.1 shall have informed CWM REIT in writing that in its opinion the total number of shares of Common Stock that CCR, CWM REIT and any other persons or entities desiring to participate in such registration intend to include in such offering is such as to materially and adversely affect the success of such offering, then CWM REIT shall include in such Demand Registration all Registrable Securities requested to be included in such registration by CCR up to such number of shares of Common Stock that the lead managing Underwriter has informed CWM REIT may be included in such registration without adversely affecting the success of such offering; provided that, if the number of such Registrable Securities requested to be included by CCR is less than the number of shares that the lead managing Underwriter has informed CWM REIT may be included in such registration without adversely affecting the success of such offering, then CWM REIT shall include in such Demand Registration the shares of Common Stock that CWM REIT and any other persons or entities desiring to participate in such registration desire to include in such registration; provided further that the number of shares of Common Stock to be offered for the account of CWM REIT and all such other persons and entities participating in such registration shall be reduced or limited pro rata in proportion to the respective number of shares of Common Stock requested to be registered by such persons and entities to the extent necessary to reduce the respective total number of shares of Common Stock requested to be included in such offering to the number of shares of Common Stock recommended by such lead managing Underwriter.


     (f) Filings. Whenever CWM REIT is required to effect or cause the registration of Registrable Securities pursuant to this Section 2.1, CWM REIT will use its reasonable efforts to effect the registration of such Registrable Securities in accordance with the intended method of disposition thereof as promptly as practicable, and in connection with any such request CWM REIT will as expeditiously as possible (and in no event more than forty-five (45) days from the date of receipt of written request from CCR pursuant to Section 2.1(a) to register Registrable Securities) prepare and file with the Commission a registration statement as described in Section 4.1 hereof.

     (g) Registration Rights of Other Parties. CWM REIT will not grant registration rights superior to or inconsistent with the registration rights granted to CCR under this Registration Rights Agreement.

    Section 2.2 Incidental Offerings

     If CWM REIT at any time proposes to file a registration statement covering any of its Common Stock under the Act (other than any registration by CWM REIT
(A) on Form S-8 or a successor or substantially similar form of an employee share option, share purchase or compensation plan or of Common Stock issued or issuable pursuant to any such plan, (B) of a dividend reinvestment plan or (C) on Form S-4 or a successor or substantially similar form of shares issuable in connection with any acquisition, merger, exchange or similar transaction), CWM REIT will give prompt notice to CCR of its intention to do so. Upon the written request of CCR made within fifteen (15) days after the receipt of any such notice (which request shall specify the number of Registrable Securities intended to be disposed of by CCR), CWM REIT will use its best efforts to arrange to include all the Registrable Securities as to which it has received such requests, provided that if the registration statement relates to an underwritten offering of Common Stock and if the lead managing Underwriter of such underwritten offering shall by letter inform CWM REIT that in its opinion the inclusion in such underwritten distribution of all or a specified number of such Registrable Securities or of any other shares of Common Stock requested to be included would interfere with the successful marketing of the Common Stock in such distribution by the Underwriters, then CWM REIT may, upon written notice to CCR, exclude from such underwritten offering (i) in the event the registration statement relates to an offering for the account of CWM REIT, shares of Common Stock requested to be included by any persons or entities other than CWM REIT, pro rata in proportion to the respective number of shares of Common Stock requested to be included by such persons and entities, to the extent necessary to reduce the respective total number of shares of Common Stock requested to be included in such offering to the number of shares of Common Stock recommended by such Underwriter and (ii) in the event the registration statements relates to an offering for the account of any person or entity other than CWM REIT, (A) first, shares of Common Stock requested to be registered by CWM REIT, (B) second, to the extent reduction as a result of clause (A) is insufficient, shares of Common Stock requested to be registered for the account of any persons or entities other than the person or entity making the initial request for such registration (the "Requesting Party"), pro rata in proportion to the respective number of shares of Common Stock requested to be registered by such other persons and entities to the extent necessary to reduce the respective total number of shares of Common Stock requested to be included in such offering to the number of shares of Common Stock recommended by such Underwriter and (C) third, to the extent reduction as a result of clauses (A) and (B) is insufficient, shares of Common Stock requested to be registered for the account of the Requesting Party. The Company may decline to file a registration statement referred to in this
Section 2.2 after giving notice to CCR, or withdraw such a registration statement after filing, or otherwise abandon any such proposed underwritten offering, provided that the Company shall promptly notify CCR in writing of any such action.

    Section 2.3 CCR's Rights and Obligations

     CCR may not participate in any  underwritten  offering under Section 2.1 or
Section 2.2 hereof unless it completes and executes all customary questionnaires, powers of attorney, custody agreements, underwriting agreements, and other customary documents required under the terms of such underwriting arrangements. In connection with any underwritten offering under Section 2.1 or 2.2, each of CCR and CWM REIT shall be a party to the underwriting agreement with the Underwriters and may be required to make certain customary representations and warranties (in the case of CCR as to the Registrable Securities being sold by CCR in such underwritten offering) and provide certain customary indemnifications for the benefit of the Underwriters.

    Section 2.4 Special Purchase Rights

     (a) Prior to the offering of any voting capital stock of CWM REIT (or security convertible or exchangeable into or exercisable for voting capital stock), other than shares of Common Stock (or securities convertible or exchangeable into or exercisable for Common Stock) issued (i) pursuant to any employee stock option plan or employee stock purchase plan, (ii) as consideration in making acquisitions or (iii) pursuant to the existing CWM REIT dividend reinvestment plan or any successor thereto (the "DRIP"), (an "Offering") CCR may offer and shall have the right (the "Right of First Offer") to purchase from CWM REIT such number of shares of such capital stock or securities as may be required to maintain its proportional voting interest (based on the total voting interest of the Company's capital stock outstanding immediately prior to such Offering). CWM REIT shall provide CCR notice of any Offering within 30 days prior to the commencement thereof, and within 10
Business Days following receipt of such notice, CCR shall advise CWM REIT in writing that it intends to purchase all or a portion of its proportional percentage of the shares proposed to be issued in the Offering. Any purchase by CCR pursuant hereto shall be made on the terms and be subject to the conditions applicable to other purchasers in the Offering. Subject to Section 2.4(e), this Right of First Offer shall expire on the earlier of (i) the 20th anniversary of the Effective Time, (ii) the date on which CCR ceases to beneficially own 5% or more of the outstanding shares of Common Stock (excluding from the number of shares of Common Stock outstanding for purposes of such calculation all outstanding shares of Common Stock issued after the effective time pursuant to any employee stock option, employee stock purchase or compensation plan and all shares of Common Stock issued after the effective time as consideration in making acquisitions), (iii) the date on which CCR ceases to beneficially own 2% or more of the outstanding shares of Common Stock, and (iv) the date of a Change of Control.

     (b) CCR shall be entitled to participate (the "Right to Participate" and together with the Right of First Offer, the "Special Purchase Rights") in the DRIP on the same terms and subject to the same conditions and procedures applicable to other participants, subject to and in accordance with the following additional provisions:

     (i) With respect to Common Stock to be issued pursuant to the optional cash payment feature of the DRIP, CWM REIT shall notify CCR, at least four (4) Business Days prior to the applicable "Threshold Price and Waiver Discount Set Date" (as defined in the existing DRIP), of (x) the dollar amount of shares of Common Stock (expressed as an aggregate cash price) which CWM REIT desires to accept from its shareholders on the next occurring "Investment Date" (as defined in the DRIP or the comparable date under any successor plan) (such aggregate desired dollar amount being referred to herein as the "Maximum Investment Amount") and (y) the aggregate number of shares of Common Stock of CWM REIT outstanding as of the last day of the immediately preceding month. For any Investment Date under the optional cash payment feature of the DRIP, the maximum dollar amount permitted to be invested by CCR pursuant to the Right to
Participate shall be calculated as (x) CCR's "Participation Percentage" (as defined below), multiplied by (y) the Maximum Investment Amount (such product being referred to herein as the "Maximum CCR Investment"). No later than two (2) Business Days following receipt of such notice from CWM REIT, CCR shall specify in writing to CWM REIT (1) the number of shares of Common Stock beneficially owned by CCR on such date, and (2) whether, with respect to the Common Stock to be issued on the next occurring Investment Date, CCR wishes to make any optional cash payment and the actual dollar amount thereof, which may be any dollar amount up to and including the Maximum CCR Investment for such month (such actual dollar amount being referred to herein as the "Requested CCR Investment"). Any election by CCR to participate in the optional cash payment feature of the DRIP hereunder (and the related election of the Requested CCR Investment) shall be irrevocable for the applicable Investment Date, and any failure by CCR to make such election shall be deemed to be an election not to participate for the applicable Investment Date. In the event CWM REIT elects to increase the Maximum Investment Amount for the applicable Investment Date, CCR shall be provided with notice of such increase and an opportunity to increase the Requested CCR Investment on a pro rata basis. In the event CWM REIT elects to reduce the Maximum Investment Amount for the applicable Investment Date, and/or the Maximum Investment Amount is subject to reduction under the terms of the DRIP (such reduced amount, in either case, being referred to herein as the "Actual Investment Amount"), CWM REIT shall so notify CCR, and the Requested CCR Investment shall in such event be reduced on a pro rata basis. In administering the optional cash investment feature of the DRIP, CWM REIT shall include the Requested CCR Investment as a portion of the Maximum Investment Amount proposed to be raised, and in the event that for any Investment Date, the Maximum Investment Amount is reduced to the Actual Investment Amount, the Requested CCR Investment (as reduced pro rata) shall be included as a portion of said Actual Investment Amount. Subject to the limitations and adjustments applicable to the Requested CCR Investment provided herein, CCR shall be entitled to make such Requested CCR Investment. For purposes of this Section 2.4(b), CCR's Participation Percentage shall be defined as a percentage (expressed as a decimal) calculated as (x) the outstanding shares of the Common Stock beneficially owned by CCR at any date of determination, divided by (y) the aggregate shares of Common Stock of CWM REIT outstanding at such date of determination.

     (ii) With respect to the dividend reinvestment feature of the DRIP, CWM REIT shall notify CCR, within ten (10) days after the "Record Date" (as defined in the DRIP) for the payment of the applicable dividend for the applicable fiscal quarter of CWM REIT, of the percentage of the outstanding shares of Common Stock (expressed as a decimal and without giving effect to any shares of Common Stock beneficially owned by CCR) which have theretofore validly elected to participate in the DRIP with respect to the next occurring dividend payment (the "Maximum Reinvestment Percentage"). No later than two (2) Business Days following receipt of such notice from CWM REIT, CCR shall pursuant to the Right to Participate specify in writing to CWM REIT whether (x) CCR wishes to elect for its outstanding beneficially owned shares of Common Stock to participate in the dividend reinvestment feature of the DRIP for the next occurring Investment Date, and (y) the actual percentage (expressed as a decimal) of CCR's outstanding beneficially owned Common Stock which CCR elects to participate on such Investment Date, which may be any percentage up to and including the Maximum Reinvestment Percentage for such Investment Date (such actual percentage being referred to herein as the "CCR Reinvestment Percentage"). Any election by CCR to participate in the dividend reinvestment feature of the DRIP hereunder (and the related election of the CCR Reinvestment Percentage) shall be irrevocable for the applicable Investment Date, and any failure by CCR to make such election shall be deemed to be an election not to participate for the applicable Investment Date.

     (iii) The Right to Participate shall expire on the earlier of (A) the 20th anniversary of the Effective Time, (B) the date on which CCR ceases to beneficially own 5% or more of the outstanding shares of Common Stock (excluding from the number of shares of Common Stock outstanding for purposes of such calculation all outstanding shares of Common Stock issued after the effective time pursuant to any employee stock option, employee stock purchase or compensation plan and all shares of Common Stock issued after the Effective Time as consideration in making acquisitions), (C) the date on which CCR ceases to beneficially own 2% or more of the outstanding shares of Common Stock and (D) the date of a Change of Control.

     (iv) Under the Right to Participate, CCR may elect, in respect of the Common Stock, to participate in the optional cash payment feature of the DRIP, and/or to participate in the dividend reinvestment feature of the DRIP, only to the extent that such optional cash payment and/or such dividend reinvestment, together with all other shares of Common Stock beneficially owned by CCR, would not cause the percentage of shares of Common Stock beneficially owned by CCR in the aggregate to exceed the then-current Participation Percentage.

     (v) Except as otherwise specified in this Section 2.4(b) the Right to Participate may be exercised only in accordance with and subject to the terms of the DRIP in effect for CWM REIT at the time of any such exercise. Nothing in this Section 2.4 or in this Agreement shall be deemed or construed to require CWM REIT to create, maintain or renew any DRIP or similar plan or program; provided, however, that CWM REIT may amend or modify the DRIP so long as such amendments or modifications would not have a material adverse effect on CCR's Right to Participate in the manner, and subject to the limitations, set forth in
Section 2.4(b). (c) Neither the Right of First Offer nor the Right to Participate may be assigned or otherwise transferred, but nothing herein shall preclude any transferee of Common Stock owned by CCR from participating in the DRIP.

     (d) Neither the Right of First Offer nor the Right to Participate may be exercised in connection with any issuance of Common Stock pursuant to any employee stock option, employee stock purchase or compensation plan of CWM REIT or as consideration in making acquisitions.

     (e) Notwithstanding any other provision of this Section 2.4 (i) the Special Purchase Rights shall be subject to, and become effective only upon, the approval of the holders of at least a majority of the shares of Common Stock CWM REIT present and entitled to vote on the matter (the "Approval") and (ii) the Special Purchase Rights shall be subject to the subsequent re-approval of the holders of at least a majority of the shares of the Common Stock present and entitled to vote on the matter upon each of the fifth, tenth and fifteenth anniversary of the date immediately succeeding the fifth, tenth or fifteenth anniversary of the date of the Approval. In the event that any subsequent re-approval of the holders of Common Stock shall not be obtained, the Special Purchase Rights shall terminate upon the date immediately succeeding the fifth, tenth or fifteenth anniversary of the Approval, as the case may be. In furtherance of the foregoing, in connection with the annual meetings of stockholders of CWM REIT corresponding with the fifth, tenth and fifteenth anniversary of the date of the Approval, subject to the fiduciary duties of CWM REIT's Board of Directors under applicable law as advised by counsel, the Board of Directors of CWM REIT shall recommend and declare advisable the re-approval of the Special Purchase Rights and CWM REIT shall take all lawful action to solicit, and use all reasonable efforts to obtain, such re-approvals, including in each case, the inclusion of the recommendation of the CWM REIT Board of Directors in the related proxy statement that the stockholders of CWM REIT vote in favor of the re-approval of the Special Purchase Rights.

    Section 3.1 Holdback Agreement

     In the case of the registration of any underwritten primary offering of Common Stock or Convertible Securities by CWM REIT and in which CCR will not be participating in accordance with Section 2.2 hereof, CCR agrees, if requested in writing by the lead managing Underwriter administering such offering, not to effect any offer, sale or distribution of Registrable Securities (or any option or right to acquire Registrable Securities) during the period (not to exceed forty (40) days) commencing on the tenth day prior to the effective date of the registration statement covering such underwritten primary equity offering and ending on the date specified by such managing Underwriter or Underwriters in such written request to CCR.

    Section 4.1 Registration Procedures

     In connection with CWM REIT's obligations under this Registration Rights Agreement, CWM REIT shall:

     (a) Prepare and file a Demand  Registration  Statement  pursuant to Section
2.1 on the appropriate form available for the sale of the Registrable Securities in accordance with the intended method or methods of distribution thereof, and use its reasonable efforts to cause such Demand Registration Statement to become effective and remain effective; and no fewer than five days prior to the filing of any Registration Statement (as defined below) or any amendment thereto (including, without limitation, any document incorporated or deemed to be incorporated by reference therein and any post-effective amendment), and not fewer than five days prior to the filing or (if not filed) the first day of public availability of any related preliminary prospectus or prospectus or any amendments or supplements thereto (including any document incorporated or deemed to be incorporated therein by reference), CWM REIT shall furnish to CCR copies of all such documents, and shall cause the officers and directors of CWM REIT, counsel to CWM REIT, and independent certified public accountants to CWM REIT to respond to such inquiries as shall be necessary, in the opinion of CCR's counsel, to conduct a reasonable investigation within the meaning of the Act. CWM REIT shall not file the Demand Registration Statement or any related prospectus or any amendments or supplements thereto to which CCR shall reasonably object on a timely basis;

     (b) Prepare and file with the Commission such amendments, including post-effective amendments, to any Demand Registration Statement and any registration statement filed with the Commission in connection with an offering in which CCR is or will be offering or selling Registrable Securities pursuant to Section 2.2 (an "Incidental Registration Statement"; the Demand Registration Statement and Incidental Registration Statement are hereinafter called, collectively, "Registration Statements" and, individually, a "Registration Statement" (including documents incorporated or deemed to be incorporated by reference therein)) as may be required by law; cause the related prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed if, as and when required pursuant to Rule 424 (or any similar provisions then in effect) under the Act; and comply with the provisions of the Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by such Registration Statement;

     (c) Notify CCR promptly (i) with respect to any Registration Statement or any post-effective amendment thereto, when the same has become effective; (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to any Registration Statement (including, without limitation, any documents incorporated or deemed to be incorporated by reference therein) or a related prospectus or for additional information, or of the receipt from the Commission or any other federal or state governmental authority of any comment letter with respect to any of the foregoing; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for that purpose; (iv) of the receipt by CWM REIT of any notification with respect to the suspension of the qualification of any of the Registrable Securities for offer or sale in any jurisdiction within the United States, or the initiation or threatening of any proceeding for such purpose; and
(v) upon the occurrence of any event which makes any statement in (or incorporated or deemed to be incorporated in) any Registration Statement or any related prospectus or any amendments or supplements thereto untrue in any material respect;

     (d) Furnish to CCR without charge, such number of conformed copies as it may reasonably request, of each Registration Statement and each amendment or supplement thereto, including exhibits, financial statements and schedules;

     (e) Deliver to CCR without charge, as many copies of the preliminary prospectus or prospectuses and the prospectus or prospectuses related to each Registration Statement and each amendment or supplement thereto as it may reasonably request;

     (f) Prior to any public offering of Registrable Securities, use its best efforts to register or qualify (or to obtain an exemption from registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of all jurisdictions within the United States; keep each such registration or qualification (or exemption therefrom) effective until such time as such distribution has been completed, and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities; provided, however, that CWM REIT shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject or subject CWM REIT to any tax in any such jurisdiction where it is not then so subject;

     (g) Promptly file all documents required to be filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act during any period when the prospectus related to a Registration Statement is required to be delivered under the Act:

     (h) If any prospectus relating to Registrable Securities contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, prepare and, if required, file with the Commission, a supplement or amendment to such prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, such prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

     (i) Use its best efforts to cause all Registrable Securities to be listed on each Exchange on which the shares of Common Stock are then listed and make all other necessary or appropriate filings with each such Exchange;

     (j) In connection with any underwritten offering in which CCR shall participate, (i) cause each opinion delivered to CWM REIT (and any updates thereof) also to be addressed to CCR (or expressly to provide therein or in a separate letter that CCR may rely thereon); and (ii) (to the extent that the independent public accountants are entitled to do so under Statement on Auditing Standards No. 72 or any other applicable accounting standards) cause each comfort letter from any independent certified public accountants that is delivered to the Underwriters (and any update thereof) also to be addressed to CCR (or expressly to provide therein or in a separate letter that CCR may rely thereon); and

     (k) Make reasonably available to CCR and its counsel and any accountant, auditor or investment advisor retained by CCR, that information which such parties would customarily require to satisfy their due diligence obligations with respect to the offering and sale of the Registrable Securities and cause CWM REIT's officers, directors and employees to supply all information reasonably requested by any such person in connection with such due diligence investigation; provided, however, that any information that is designated by CWM REIT in writing as confidential at the time of delivery of such information shall be kept confidential by such persons, unless (i) disclosure of such information is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities or self-regulatory organizations, or is necessary or advisable in connection with any litigation (commenced or threatened), or any investigation or proceeding (commenced or threatened) by any governmental agency or body, relating to the offer or sale of Registrable Securities, or (ii) disclosure of such information, in the opinion of counsel to such person, is required by law or pursuant to this Registration Rights Agreement. CWM REIT may require CCR to furnish to CWM REIT such information regarding CCR and the distribution of such Registrable Securities as is required by law to be disclosed in the relevant Registration Statement, and CWM REIT may exclude from such registration or offering the Registrable Securities if CCR unreasonably fails to furnish such information within a reasonable time after receiving such request.

    Section 5.1 Registration Expenses

     Except as provided in Section 2.1(a) hereof, all expenses incident to CWM REIT's performance of or compliance with this Registration Rights Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or Blue Sky laws (including reasonable fees and disbursements of counsel in connection with Blue Sky qualifications of the Registrable Securities), printing expenses, messenger and delivery expenses, fees and expenses incurred in connection with the listing of the securities to be registered on each Exchange, and fees and disbursements of counsel for CWM REIT and its independent certified public accountants (including the expenses of any special audit or comfort letters required by or incident to such performance), the reasonable fees and expenses of any special experts retained by CWM REIT in connection with such registration, and fees and expenses of other Persons retained by CWM REIT (but not including any underwriting or brokerage discounts or commissions attributable to the sale of Registrable Securities) (all such included expenses being herein referred to as the "Registration Expenses"), shall be borne by CWM REIT.

    Section 6.1 Indemnification; Contribution

     (a) Indemnification by CWM REIT. CWM REIT agrees to indemnify and hold harmless CCR, its officers, directors, trustees and agents and each person, if any, who controls CCR within the meaning of either Section 15 of the Act or
Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation), as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in (or incorporated or deemed to be incorporated in) any Registration Statement or any related prospectus or preliminary prospectus or in (or incorporated in or deemed to be incorporated in) any amendment or supplement to any of the foregoing, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of, or are based upon, any such untrue statement or omission or allegation thereof based upon and in conformity with information furnished in writing to CWM REIT by CCR expressly for use therein.

     (b) Conduct of Indemnification Proceedings. If any action or proceeding (including any governmental investigation) shall be brought or asserted against CCR (or its officers, directors, trustees or agents) or any person controlling CCR in respect of which indemnity is required from CWM REIT hereunder, CWM REIT shall assume the defense thereof, including the employment of counsel reasonably satisfactory to CCR, and shall assume the payment of all expenses. CCR or any such officer, director, trustee, agent or controlling person shall have the right to employ separate counsel (approved by CCR) in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of CCR or such officer, director, trustee, agent or controlling person unless (i) CWM REIT shall have failed to assume the defense of such action or proceeding and employ counsel reasonably satisfactory to CCR in any such action or proceeding or (ii) the named parties to any such action or proceeding (including any impleaded parties) include both CCR or such officer, director, trustee, agent or controlling person and CWM REIT, and CCR or such officer, director, trustee, agent or controlling person shall have been advised by counsel that there is an actual conflict of interest that would prevent one law firm from representing all such persons in the same action (in which case, if CCR or such officer, director, trustee, agent or controlling person notifies CWM REIT in writing that it elects to employ separate counsel at the expense of CWM REIT, CWM REIT shall not have the right to assume the defense of such action or proceeding on behalf of CCR or such officer, director, trustee, agent or controlling person, it being understood, however, that CWM REIT shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with local counsel) at any time for CCR and its officers, directors, trustees, agents and controlling persons, which firm shall be designated in writing by CCR). CWM REIT shall not be liable for any settlement of any such action or proceeding effected without CWM REIT's written consent, but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, CWM REIT agrees to indemnify and hold harmless CCR and its officers, directors, trustees, agents and controlling person from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment.

     (c) Indemnification by CCR of Registrable Securities. CCR agrees to indemnify and hold harmless CWM REIT, its directors, each officer of CWM REIT who signed a Registration Statement and each person, if any, who controls CWM REIT within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, to the same extent as the foregoing indemnity from CWM REIT to CCR, but only with respect to untrue statements or omissions or alleged untrue statements or omissions made in the Registration Statement pursuant to which Registrable Securities of CCR have been registered under the Act, or in any related prospectus or amendment or supplement thereto or any related preliminary prospectus, in each case based upon and in conformity with information furnished in writing by CCR for use therein. In case any action or proceeding shall be brought against CWM REIT or its directors or any such officers or controlling person, in respect of which indemnity may be sought against CCR, CCR shall have the rights and duties given to CWM REIT, and CWM REIT or its directors or such officers or controlling person shall have the rights and duties given to CCR, by the preceding paragraph.

     (d) Contribution. If the indemnification provided for in this Section 6.1 is unavailable or insufficient to hold an indemnified party for any reason harmless in respect of any losses, claims, damages, liabilities or judgments referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and judgments, as incurred, in such proportion as is appropriate to reflect the relative fault of such indemnifying party, on the one hand, and such indemnified party on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or judgments, as well as any other relevant equitable considerations. The relative fault of CWM REIT on the one hand and of CCR and its officers, directors, agents, trustees and controlling persons on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that CCR shall not be liable for contribution under this Section 6.1(d) in an aggregate amount which exceeds the total net proceeds received by CCR from the sale of its Registrable Securities under the relevant Registration Statement. CWM REIT and CCR agree that it would not be just and equitable if contribution pursuant to this Section 6.1(d) were determined by pro rata allocation or by any other method of allocation which does not take into account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities, or judgments referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

    Section 7.1 Rule 144

     CWM REIT shall timely file the reports required to be filed by it under the Act and the Exchange Act and shall take such further action as CCR may reasonably request, all to the extent required from time to time to enable CCR to sell Registrable Securities without registration under the Act within the applicable limitations of Rule 144 (or any successor thereto).

    Section        8.1 Termination

     The parties hereto agree that this Registration Rights Agreement shall terminate and the obligations of the parties hereto contained herein shall be released without further action by any party if all of the Registrable Securities have been (A) disposed of pursuant to an effective Registration Statement or Registration Statements under the Act covering them, (B) distributed to the public pursuant to Rule 144 under the Act, or (C) sold, assigned or otherwise transferred in any other transaction not requiring registration under the Act.

    Section 9.1 Miscellaneous

     (a) Amendments and Waivers. The provisions of this Registration Rights Agreement may be amended, modified or supplemented by written instrument executed by CWM REIT and CCR. Any party to this Registration Rights Agreement may extend the time for the performance of any of the obligations or other acts of any other party hereto, or waive compliance with any of the agreements or obligations of any other party or with any condition, in each case to the extent that such obligations, agreements and conditions are intended for its benefit; provided that each such extension or waiver shall be in writing.

     (b) Notices. All notices and other communications provided for or permitted hereunder shall be made by hand-delivery or registered first-class mail:

     (i) if to CCR, at Countrywide Credit Industries, Inc., 155 North Lake Avenue, Pasadena, California 91101-7211, Attention: General Counsel;

     (ii) if to CWM REIT, at CWM Mortgage Holdings, Inc., 35 North Lake Avenue, Pasadena, California 91101-7211, Attention: General Counsel.

     All such notices and communications shall be deemed to have been duly given when delivered by hand or air or similar courier or, if sent by mail, seven days after being deposited in the mail, postage prepaid.

     (c) Counterparts. This Registration Rights Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement.

     (d) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

     (e) Severability. The remedies provided herein are cumulative and not exclusive of any remedies provided by law. If any term, provision, covenant or restriction of this Registration Rights Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

     (f) Headings. The headings in this Registration Rights Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     (g) Further Assurances. From and after the date hereof, CWM REIT and CCR each covenants and agrees to execute and deliver all such agreements, instruments and documents and to take all such further actions as any such respective party may reasonably deem necessary from time to time (at the requesting party's expense) to carry out the intent and purposes of this Registration Rights Agreement and to consummate and fully effect the transactions contemplated hereby.

     (h) Entire Agreement; Integration. This Registration Rights Agreement contains the entire agreement of the parties hereto with respect to its subject matter and there are no promises or undertakings with respect thereto relative to the subject matter hereof not expressly set forth or referred to herein.

     (i) Successor Entity. In the event of any merger or consolidation of CWM REIT with or into any other entity in which CWM REIT is not the surviving entity, or in the event of any sale, lease or other disposition of all or substantially all of the assets of CWM REIT to any other entity in a transaction in which Registrable Securities are converted into securities of such other entity, appropriate provision shall be made so that the successor or transferee entity, as the case may be, shall assume the obligations of CWM REIT set forth in this Agreement.

     (j) Ambiguities. Notwithstanding any rules or canons of construction to the contrary, the parties hereto agree that the terms and provisions contained herein shall be construed as if each party hereto participated equally in the drafting and preparation of this Agreement.

     IN  WITNESS  WHEREOF,   each  of  the  parties  hereto  has  executed  this
Registration Rights Agreement on the 1st day of July, 1997.


CWM MORTGAGE HOLDINGS, INC.

By: /s/ Michael W. Perry
Michael W. Perry
President


COUNTRYWIDE CREDIT INDUSTRIES, INC.

By: /s/ Angelo R. Mozilo
Angelo R. Mozilo
Vice Chairman and Executive Vice President


     -------- 1 Based on 57,547,851 shares of INMC Common Stock that are issued and outstanding as of July 1, 1997, as reported by The Bank of New York, the stock transfer agent for INMC.